As filed with the Securities and Exchange Commission on September 29, 2008

Registration Statement No. 333 - 151664

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3/A
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EXCEL MARITIME CARRIERS LTD.
(Exact name of registrant as specified in its charter)

Liberia (State or other jurisdiction of incorporation or organization)	N/A (I.R.S. Employer Identification No.)

17th km National Road Athens Lamia & Finikos Street, 145-64 Nea Kifisia, Athens, Greece (011)(30) (210) 620-9520 (Address and telephone number of Registrant’s principal executive offices)	Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1200 (Name, address and telephone number of agent for service)

Copies to:

Excel Maritime Carriers Ltd. Attn: Eleftherios Papatrifon 17th km National Road Athens Lamia & Finikos Street, 145-64 Nea Kifisia Athens, Greece (011)(30) (210) 620-9520	Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (phone) (212) 480-8421 (facsimile)

Approximate date of commencement of proposed sale to the public:

  From time to time after this registration statement becomes effective as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A Common Shares, par value $0.01 per share	1,440,248	$53,353,987(1)	$2,096.81(2)
Class A Common Shares, par value $0.01 per share	39,650	$764,650(3)	$30.05(4)

Total	1,479,898	$54,118,637(1)(3)	$2,126.86(5)

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) of the Securities Act of 1933, as amended (the “Securities Act”), based upon the average of the high and low sales prices on the New York Stock Exchange on June 12, 2008 of the Common Shares of the Registrant.

(2)	Determined in accordance with Section 6(b) of the Securities Act to be $2,096.81, which is equal to 0.00003930 multiplied by the proposed maximum aggregate offering price of $53,353,987.

(3)
Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) of the Securities Act, based upon the average of the high and low sales prices on the New York Stock Exchange on September 25, 2008 of the Common Shares of the Registrant.

(4)	Determined in accordance with Section 6(b) of the Securities Act to be $30.05, which is equal to 0.00003930 multiplied by the proposed maximum aggregate offering price of $764,650.

(5)	$2,096.81 of the filing fee was previously paid in connection with the initial filing of this registration statement on June 13, 2008.

Subject to completion dated September 29, 2008

Up to 1,479,898 Class A Common Shares

Excel Maritime Carriers Ltd.

Through this prospectus, the selling securityholders are offering up to 1,479,898 Class A common shares

This prospectus relates to the proposed sale from time to time by certain holders listed below under the section entitled “Selling Shareholders” of up to 1,479,898 Class A common shares of Excel Maritime Carriers Ltd., or Excel.  The selling shareholders may sell any or all of their Excel Class A common shares on any stock exchange, market or trading facility on which the shares are traded or in privately negotiated transactions at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices.   Information on these selling shareholders and the times and manner in which they may offer and sell Excel Class A common shares is described under the sections entitled “Selling Shareholders” and “Plan of Distribution” in this prospectus.  We are not selling any Excel Class A common shares under this prospectus and will not receive any of the proceeds from the sale of these Excel Class A common shares by the selling shareholders.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “EXM.”  On September 26, 2008, the last reported sale price of our Class A common stock was $16.39 per share.  Class B shareholders together own 100% of the shares of our issued and outstanding Class B common stock, representing approximately 76% of the voting power of our outstanding capital stock.

Investing in our securities involves significant risks.  See the section titled “Risk Factors” beginning on page 12 of this prospectus.  You should read this prospectus and any accompanying prospectus supplement carefully before you make your investment decision.

_________________

The securities issued under this prospectus may be offered directly or through underwriters, agents or dealers as set forth in the prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 29, 2008

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	ii
PROSPECTUS SUMMARY	1
RISK FACTORS	12
FORWARD LOOKING STATEMENTS	31
PER SHARE MARKET PRICE INFORMATION	32
DIVIDEND POLICY	33
USE OF PROCEEDS	34
CAPITALIZATION	35
ENFORCEMENT OF CIVIL LIABILITIES	36
TAXATION	37
DESCRIPTION OF CAPITAL STOCK	43
SELLING SHAREHOLDERS	46
PLAN OF DISTRIBUTION	48
EXPENSES	50
LEGAL MATTERS	50
EXPERTS	50
WHERE YOU CAN FIND ADDITIONAL INFORMATION	50

i

ABOUT THIS PROSPECTUS

In this prospectus, “we”, “us”, “our” and the “Company” all refer to Excel Maritime Carriers Ltd.

Unless otherwise indicated, all dollar references in this prospectus are to U.S. dollars and financial information presented in this prospectus that is derived from financial statements incorporated by reference is prepared in accordance with accounting principles generally accepted in the United States.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or Commission.  You should read carefully both this prospectus and the additional information described below.

This prospectus is part of a registration statement that we filed with the Commission utilizing a shelf registration process.  Under this shelf registration process, the selling securityholders may sell, from time to time, shares of our Class A common stock.  This prospectus provides you with a general description of shares of our Class A common stock.  When the selling securityholders sell the shares of our Class A common stock registered under the registration statement of which this prospectus is part, we may provide a prospectus supplement that will contain specific information about the terms of shares of our Class A common stock offered, and about their offering.  A prospectus supplement may also add, supplement, update or change information in this prospectus.

In addition, this prospectus does not contain all the information provided in the registration statement that we filed with the Commission.  For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the Commission as described below under “Where You Can Find More Information.”

ii

PROSPECTUS SUMMARY

This section summarizes some of the information that is contained later in this prospectus or in other documents incorporated by reference into this prospectus.  As an investor or prospective investor, you should review carefully the risk factors and the more detailed information that appears later in this prospectus or is contained in the documents that we incorporate by reference into the prospectus.

Our Company

We are an international provider of dry bulk seaborne transportation services, with a focus on the transport of iron ore, coal and grain, collectively referred to as “major bulks,” and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as “minor bulks.”  Our Class A common stock trades on the New York Stock Exchange, or NYSE under the symbol “EXM.”  We recently completed an acquisition of Quintana Maritime Limited, or Quintana, formerly a NASDAQ-listed international provider of dry bulk seaborne transportation services, in which Quintana merged with one of our wholly-owned subsidiaries.

We currently operate a fleet of 47 dry bulk vessels consisting of 4 Capesize, 14 Kamsarmax, 21 Panamax, 6 Handymax, and 2 Supramax vessels, representing a total carrying capacity of approximately 3.7 million dwt.  We acquired 29 of the vessels in the merger with Quintana, and we own all of the 47 vessels we operate except for seven Panamax vessels that we operate under bareboat charters pursuant to sale and lease-back transactions entered into by Quintana in July 2007.  Currently, the average age of our operating vessels is approximately 8.8 years.

In addition, we have acquired Quintana’s interests in seven joint venture vessel-owning companies that were each formed in 2007 to purchase seven newbuilding Capesize drybulk vessels.  We own a 50% interest in six of these joint venture companies and a 42.8% interest in the other.  The seven new vessels are expected to be delivered to the joint ventures during 2010 and will have a total carrying capacity of approximately 1.3 million dwt. We expect to manage these vessels on behalf of the joint ventures and to receive management fees from the joint ventures.  For four of these vessels, no refund guarantee has yet been received. Until such time as a refund guarantee is received, no installments will be paid for these vessels and as a result, these vessels may be delivered late or may never be delivered at all.  We have also assumed Quintana’s contract to purchase a Capesize vessel with expected delivery in the first quarter of 2009.

The technical management of our fleet is conducted by our wholly-owned subsidiary Maryville Maritime Inc. (“Maryville”).

Our Fleet

The following is a list of the 47 vessels in our current fleet as of September 19, 2008, all of which are dry bulk carriers:

Vessel Name	DWT	Year Built	Type

Iron Miner	177,000	2007	Capesize
Lowlands Beilun	170,162	1999	Capesize
Iron Beauty	165,500	2001	Capesize
Kirmar	165,500	2001	Capesize
Iron Bradyn	82,769	2005	Kamsarmax
Coal Gypsy	82,300	2006	Kamsarmax
Coal Hunter	82,300	2006	Kamsarmax
Iron Brooke	82,300	2007	Kamsarmax
Iron Lindrew	82,300	2007	Kamsarmax
Iron Manolis	82,300	2007	Kamsarmax
Pascha	82,300	2006	Kamsarmax
Santa Barbara	82,266	2006	Kamsarmax
Iron Fuzeyya	82,229	2006	Kamsarmax
Ore Hansa	82,229	2006	Kamsarmax
Iron Kalypso	82,204	2006	Kamsarmax
Iron Anne	82,000	2006	Kamsarmax
Iron Bill	82,000	2006	Kamsarmax
Iron Vassilis	82,000	2006	Kamsarmax
Grain Express	76,466	2004	Panamax
Iron Knight	76,429	2004	Panamax
Grain Harvester	76,417	2004	Panamax
Isminaki	74,577	1998	Panamax
Angela Star	73,798	1998	Panamax
Elinakos	73,751	1997	Panamax
Rodon	73,670	1993	Panamax
Coal Glory (1)	73,670	1995	Panamax
Fearless I (1)	73,427	1997	Panamax
Barbara (1)	73,390	1997	Panamax
Linda Leah (1)	73,390	1997	Panamax
King Coal (1)	72,873	1997	Panamax
Coal Age (1)	72,861	1997	Panamax
Iron Man (1)	72,861	1997	Panamax
Coal Pride	72,600	1999	Panamax
Happy Day	71,694	1997	Panamax
Birthday	71,504	1993	Panamax
Renuar	70,128	1993	Panamax
Powerful	70,083	1994	Panamax
Fortezza	69,634	1993	Panamax
First Endeavour	69,111	1994	Panamax
July M	55,567	2005	Supramax
Mairouli	53,206	2005	Supramax
Emerald	45,588	1998	Handymax
Marybelle	42,552	1987	Handymax
Attractive	41,524	1985	Handymax
Lady	41,090	1985	Handymax
Princess I	38,858	1994	Handymax
Swift	37,687	1984	Handymax

TOTAL DWT	3,718,065

(1) Indicates a vessel sold to a third party in July 2007 and subsequently leased back to Quintana under a bareboat charter.

Our Business Strategy

We intend to increase our profitability and strengthen our core business through the following principal strategies:

Fleet Expansion and Reduction in Average Age.  We intend to continue to grow and, over time, reduce the average age of our fleet. Most significantly, our recent merger with Quintana has allowed us to add 29 young and well maintained dry bulk carriers to our fleet.  Our acquisition candidates generally are chosen based on economic and technical criteria.  We also expect to explore opportunities to sell some of our older vessels at attractive prices.

Balanced Fleet Deployment Strategy. Our fleet deployment strategy seeks to maximize charter revenue throughout industry cycles while maintaining cash flow stability.  We intend to achieve this through a balanced portfolio of spot and period time charters.  As of September 19, 2008, 12 vessels in our fleet are on spot or short duration charters and 35 are on period time charters. Upon completion of their current charters, our recently acquired vessels may or may not be employed on spot / short-duration time charters, depending on the market conditions at the time.

Capitalizing on our Established Reputation.  We believe that we have established a reputation in the international shipping community for maintaining high standards of performance, reliability and safety.  We further believe that our acquisition of Quintana will only enhance our reputation for maintaining such high standards.  In addition, Maryville carries the distinction of being one of the first Greece-based ship management companies to have been certified ISO 14001 compliant by Bureau Veritas.

Expansion of Operations and Client Base. We aim to become one of the world's premier full service dry bulk shipping companies. The acquisition of Quintana was an important step towards achieving this goal. Following the merger, we now operate a fleet of 47 vessels with a total carrying capacity of 3.7 million dwt and a current average age of approximately 8.8 years, which makes us one of the largest dry bulk shipping companies in the industry and gives us the largest dry bulk fleet by dwt operated by any U.S.-listed company. We also anticipate considerable synergy benefits from the merger.

Competitive Strengths

We believe that we possess a number of competitive strengths in our industry:

Experienced Management Team.  Our management team has significant experience in operating dry bulk carriers and expertise in all aspects of commercial, technical, operational and financial areas of our business, promoting a focused marketing effort, tight quality and cost controls, and effective operations and safety monitoring.  We have added to our ranks several experienced members of the previous Quintana management team, including our new president and  Chief Executive Officer, Mr. Stamatis Molaris.

Strong Customer Relationships.  We have strong relationships with our customers and charterers that we believe are the result of the quality of our fleet and our reputation for quality vessel operations.  Through our wholly-owned management subsidiary, Maryville, we have many long-established customer relationships, and our management believes it is well regarded within the international shipping community.  During the past 16 years, vessels managed by Maryville have been repeatedly chartered by subsidiaries of major dry bulk operators, including Oldendorff Carriers GMBH & Co. KG and Rizzo Bottiglieri De Carlini Armatori Spa. In 2007, we derived approximately 44% of our gross revenues from five charterers (out of which 11.5% was derived from a single charterer, Armada (Singapore) Pte Ltd.).  However, we expect that our customer base will broaden significantly following the merger.  In addition, we anticipate opportunities to establish or strengthen relationships with Quintana's existing customers, such as EDF Trading, BHP Billiton, Bunge, and Cargill.

Cost Efficient Operations.  We have historically operated our fleet on a high quality, cost effective basis by carefully selecting quality second hand vessels, competitively commissioning and actively supervising cost efficient shipyards to perform repair, reconditioning and systems upgrading work, together with a proactive preventive maintenance program both ashore and at sea, and employing professional, well-trained masters, officers and crews.  We believe that this combination has allowed us to minimize off-hire periods, effectively manage insurance costs and control overall operating expenses.  We expect to achieve further cost efficiencies following our merger with Quintana, including improved purchasing and placing power, enhanced fleet utilization (e.g., fewer dry docking days) and lower general and administrative expenses through the elimination of redundancies, which are expected to yield annual savings of between $15 million and $20 million.

A discussion of factors affecting those competitive conditions is included under “Risk Factors” beginning on page 12.

Corporate Structure

Excel Maritime Carriers Ltd. is a holding company, incorporated under the laws of The Republic of Liberia on November 2, 1988.  We own our vessel-owning subsidiaries through Point Holdings Ltd., a wholly-owned subsidiary incorporated in Liberia and Bird Acquisition Corp., a wholly-owned subsidiary incorporated in the Marshall Islands.  We own each of our vessels through separate wholly-owned subsidiaries.  In addition, we own approximately 18.9% of the outstanding common stock of Oceanaut Inc., a corporation in the development stage, organized in May 2006 under the laws of the Republic of the Marshall Islands.  Oceanaut is a blank check company formed to acquire vessels or one or more operating businesses in the shipping industry.  On April 15, 2008, we completed our merger with Quintana, which is described below in “—Recent Developments.”

We maintain our principal executive offices at 17th km National Road Athens, Lamia & Finikos Street, 145-64 Nea Kifisia, Athens, Greece.  Our telephone number at that address is (011)(30) (210) 620-9520.  In addition, our registered office is located at 14 Par-la-Villa Road, Hamilton HM, JX Bermuda.  Our website is www.excelmaritime.com. As of September 15, 2005, our Class A common shares have been listed on the NYSE under the symbol “EXM.”  Previously, our shares were listed on the American Stock Exchange under the symbol “EXM.”

The Securities We Are Registering

           We are using this prospectus to register up to 1,479,898 Class A common shares, par value $0.01 per share, to be sold by the selling shareholders listed herein.

The Offering

The summary below describes the principal terms of the securities being offered hereunder.  Certain of the terms and conditions described below are subject to important limitations and exceptions.

Class A Common Shares offered by selling shareholders	Up to 1,479,898 Class A common shares.

Class A Common Shares to be outstanding immediately after this offering	44,610,248 Class A Common Shares

Use of proceeds	We are not selling any Excel Class A common shares under this prospectus and will not receive any of the proceeds from the sale of these Excel Class A common shares by the selling shareholders.

U.S. Federal Income Tax Considerations
See “Taxation — U.S. Federal Income Tax Considerations” for a general summary of the U.S. federal income taxation of the ownership and disposition of our Class A common shares.  Holders are urged to consult their respective tax advisers with respect to the application of the U.S. federal income tax laws to their own particular situation as well as any tax consequences of the ownership and disposition of our Class A common shares arising under the federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable treaty.

Trading Symbol for our Class A Common Stock	Our Class A common shares are traded on the New York Stock Exchange under the symbol “EXM.”
Risk Factors
Investing in the Class A common shares involves substantial risks.  In evaluating an investment in the Class A common shares, prospective investors should carefully consider, along with the other information set forth in this prospectus, the specific factors set forth under “Risk Factors” beginning on page 12 for risks involved with an investment in the Class A common shares.

Recent Developments

The Merger Agreement

On January 29, 2008, the Company announced that it had entered into an Agreement and Plan of Merger, dated as of January 29, 2008 (the “Merger Agreement”), with Quintana and Bird Acquisition Corp. (the “Merger Sub”), a direct wholly-owned subsidiary of the Company. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Quintana, with Merger Sub as the surviving corporation (the “Merger”).  The Merger Agreement was amended on February 7, 2008. On April 14, 2008, the shareholders of Quintana approved the Merger, and the Merger became effective on April 15, 2008.

In the Merger, each share of common stock of Quintana, other than (a) those shares held in the treasury of Quintana, (b) those shares owned by the Company or Merger Sub or (c) those shares with respect to which dissenters rights are properly exercised, was converted into the right to receive (i) 0.3979 of a share of the common stock of the Company and (ii) $13.00 in cash, without interest (collectively, the “Merger Consideration”). In addition, each outstanding restricted stock award subject to vesting or other lapse restrictions vested and became free of such restrictions and the holder thereof received the Merger Consideration with respect to each share of restricted stock held by such holder.  This resulted in a total consideration of $1.5 billion, settled by $0.8 billion in cash and $0.7 billion in  23,496,308 Class A common shares. The transaction costs amounted to $11.9 million.

Completion of the Merger was subject to various conditions, including, among others, (i) approval of the holders of a majority in voting power of the outstanding shares of the common stock of Quintana, (ii) absence of any order, injunction or other judgment or decree prohibiting the consummation of the Merger, (iii) receipt of required governmental consents and approvals, (iv) the Company’s receipt of the debt financing and (v) subject to certain exceptions, the accuracy of the representations and warranties of the Company and Quintana, as applicable, and compliance by the Company and Quintana with their respective obligations under the Merger Agreement. These conditions were fulfilled on the effective date of the Merger.

This description of the Merger Agreement is only a summary and is qualified in its entirety by reference to the Merger Agreement, which is attached as an exhibit to the registration statement of which this prospectus is a part.

The Credit Facility

In anticipation of the Merger, the Company entered into a Credit Facility with Nordea Bank Finland PLC, London Branch (“Nordea”), DVB Bank AG, Deutsche Bank AG Filiale Deutschlandgeschäft, General Electric Capital Corporation, HSH Nordbank AG and/or their affiliates, as lead arrangers and National Bank of Greece, Credit Suisse, Fortis Bank SA/NV and/or their affiliates, as co-arrangers (together, the “Arrangers”) to provide up to $1.4 billion in senior secured financing to the Company (the “Credit Facility”). With the proceeds of the Credit Facility, the Company (i) refinanced certain vessels currently owned by the Company and certain vessels previously owned by Quintana (the “Vessels”) and to paid the fees and expenses related thereto, (ii) financed some of the cash portion of the acquisition and (iii) the remainder of the proceeds will be used for working capital, capital expenditures and general corporate purposes. Nordea agreed to act as administrative agent and syndication agent, and the Arrangers may syndicate all or a portion of their respective commitments. The Company agreed to pay certain fees to the Arrangers and lenders under the Credit Facility.

The Credit Facility consists of a $1 billion term loan and a $400 million revolving loan (the “Loans”) with a maturity of eight years from the date of the execution and delivery of a definitive financing agreement (the “Financing Agreement”) and related documentation, which was April 14, 2008. The term loan amortizes in thirty-two quarterly installments. The Loans will be maintained as Eurodollar loans bearing interest at the London Interbank Offered Rate plus 1.25% per annum with overdue principal and interest bearing interest at a rate of 2% per annum in excess of the rate applicable to the Loans. The Credit Facility is guaranteed by certain direct and indirect subsidiaries of the Company (the “Guarantors”), and the security for the Credit Facility will include (among other assets) (i) mortgages on, and assignments of insurances and earnings with respect to, each of the vessels owned by the Company’s subsidiaries, with the exception of vessels Mairouli and July M (which are mortgaged under a separate credit facility) and (ii) a pledge of shares in certain material subsidiaries of the Company.

The credit facility is guaranteed by certain direct and indirect subsidiaries of Excel and the security for the credit facility includes, among other assets, mortgages on certain vessels currently owned by Excel and the vessels currently owned by Quintana and assignments of earnings with respect to certain vessels currently owned by Excel and the vessels currently owned and/or operated by Quintana.

Appointment of CEO and Removal of Director

           On February 15, 2008, and following the resignation of Mr. Christopher Georgakis, the Company appointed Mr. Gabriel Panayotides as acting Chief Executive Officer pending the consummation of its acquisition of Quintana Maritime Limited. Following the completion of the acquisition of Quintana, on April 15, 2008 the Company appointed Mr. Stamatis Molaris as President and CEO of the Company. Mr. Molaris held the identical positions at Quintana prior to the acquisition of Quintana by the Company.

Termination of Oceanaut’s Definitive Agreements Dated October 12, 2007

On February 19, 2008, Oceanaut, Inc. and third party companies entered into an agreement on a mutual basis to terminate the definitive agreements pursuant to which Oceanaut would have purchased nine dry bulk carriers for an aggregate purchase price of $700.0 million and issued shares of its common stock in exchange for an aggregate investment of $82.5 million by companies associated with the third party companies. Under the terms of the Termination and Release Agreement (the “Termination and Release Agreement”), the parties agreed to release any and all claims they may have against the other, as more fully set forth in such agreement.

Executive Officer Bonus

In February and March 2008, based on proposals of the Compensation Committee and following the approval of the Company’s Board of Directors, a cash bonus of $0.9 million was granted to the Company’s executive officers and the Chairman of the Board of Directors, which was accrued and is included in General and Administrative expenses in the consolidated statement of income for the year 2007. In addition, 10,996 restricted shares of Class A common stock were granted to the executive officers and 10,420 restricted shares of either Class A or Class B common stock were granted to the chairman of the Board of Directors. Half of the shares will vest on the first anniversary of the grant date, and the remainder will vest on the second anniversary of the grant date. The Chairman had the option to take the restricted stock in either Class A or Class B shares, and the option was declared in favor of the Class B shares on June 4, 2008.

Declaration of Dividend

On March 17, 2008, the Company announced a quarterly dividend of $0.20 per share, paid on April 11, 2008 to shareholders of record as of March 31, 2008. On May 19, 2008, the Company announced a quarterly dividend of $0.20 per share, paid on June 16, 2008 to shareholders of record on June 2, 2008. On August 11, 2008, the Company announced a quarterly dividend of $0.40, paid on September 15, 2008 to shareholders of record as of September 1, 2008.

Special Meeting of Shareholders

           On April 1, 2008, the Company held a Special Meeting of Shareholders at which the Company’s shareholders approved amendments to the Company’s Articles of Incorporation as required under the Merger Agreement.

Repayment of Loans

On April 15, 2008, the following loans were repaid in full:

Lender	Original Facility	Amount repaid

HSH Nordbank	$170 million	$104.0 million
HSH Nordbank	$27 million	$8.7 million
National Bank of Greece	$9.3 million	$4.2 million
ABN Amro	$95 million	$58.8 million
Total		$175.7 million

Upon repayment of the above loans, approximately $0.7 million of deferred financing costs were written-off.

Fortis Bank Swap Agreement

Upon completion of the acquisition of Quintana, on April 15, 2008, Excel entered into an agreement with Fortis to guarantee the fulfillment of the obligations under the master swap agreement entered into by Quintana. Under the guarantee, Excel guarantees the due payment of all amounts payable under the master agreement and fully indemnifies Fortis in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by the Bank as a result of or in connection with any obligation or liability guaranteed by the Guarantor being or becoming unenforceable, invalid, void or illegal. Under the terms of the swap, the Company makes quarterly payments to Fortis based on the relevant notional amount at a fixed rate of 5.135%, and Fortis makes quarterly floating-rate payments at LIBOR to the Company based on the same notional amount. The swap is effective until December 31, 2010. In addition, Fortis has the option to enter into an additional swap with the Company effective December 31, 2010 to June 30, 2014. Under the terms of the optional swap, the Company will make quarterly fixed-rate payments of 5.00% to Fortis based on a decreasing notional amount of $504 million, and Fortis will make quarterly floating-rate payments at LIBOR to the Company based on the same notional amount. The swap does not meet hedge accounting criteria and, accordingly, changes in its fair value will be reported in earnings.

Issue of Restricted Stock

On April 10, 2008, the Compensation Committee proposed and the Board of Directors agreed that 500,000 restricted shares of the Company’s Class A common stock were to be granted to the Chairman of the Board of Directors, Mr. Gabriel Panayotides, in recognition of his initiatives and efforts deemed to be outstanding and crucial to the success of the Company up to 2007. 50% of the shares will vest on December 31, 2008, and the remaining 50% will vest on December 31, 2009, provided that Mr. Panayotides continues to serve as a director of the Company. The Board of Directors approved the grant on April 11, 2008, and the Company issued the shares on June 26, 2008.

On June 5, 2008, the Compensation Committee proposed and the Board of Directors agreed that 300,000 restricted shares of the Company’s Class A common stock were to be granted to the Company’s president and chief executive officer, Mr. Stamatis Molaris, in recognition of his appointment to lead the Company following the acquisition of Quintana. The effective date of the award is April 16, 2008. 20% of the stock will vest on the first anniversary of the effective date, 30% will vest on the second anniversary of the effective date, and the remaining stock will vest on the third anniversary of the effective date. The Board of Directors approved the grant on June 6, 2008, and the Company issued the shares on June 26, 2008.

Issue of additional shares to Excel Management

On July 1, 2008, we issued 357,812 shares of Class A common stock to Excel Management Ltd., or Excel Mangement, pursuant to an existing contractual obligation in connection with the termination of our management agreement with Excel Management in 2005.  We were obligated to issue these shares as a result of the anti-dilution provision agreed to in connection with the termination of our management agreement, which was triggered by our acquisition of Quintana.

Oceanaut’s definitive agreements dated August 20, 2008

On August 20, 2008, Oceanaut, through its nominated subsidiaries, entered into definitive agreements pursuant to which Oceanaut agreed to purchase four dry bulk vessels for an aggregate purchase price of $352.0 million. Pursuant to Oceanaut’s Amended and Restated Articles of Incorporation, entering into these definitive agreements provides Oceanaut with a six-month extension to March 6, 2009 for consummation of a business combination.

The purchase of the vessels is subject to the approval of Oceanaut’s shareholders at a special shareholder meeting, which will be held on October 15, 2008. During such meeting, Oceanaut will seek the approval of its shareholders in accordance with its charter documents and pursuant to Marshall Islands law. The purchase of the vessels by Oceanaut is subject to (i) approval of the purchase by the holders of a majority of the shares of Oceanaut’s common stock sold in its initial public offering (“Public Shareholders”) that are present or represented at the shareholder meeting and (ii) Public Shareholders owning less than 30% of the shares sold in Oceanaut’s initial public offering properly exercising their conversion rights. If the foregoing conditions are not satisfied, the MOAs will be deemed cancelled and of no further force and effect, with no further action required on the part of the parties.

However, in the event that Oceanaut’s shareholders do not approve the purchase of the vessels by Oceanaut, we have agreed to acquire one of these vessels, the “M/V MEDI CEBU”, from its owners for $ 72.5 million. As security for this obligation, we have provided the seller of the M/V MEDI CEBU with a bank guarantee in the amount of $ 7.2 million, which guarantee will remain in place until either Oceanaut is able to satisfy its obligation under the governing MOA or  we replace such guarantee with $ 7.2 million (equivalent to the 10% standard deposit for vessel purchases).

Right of first refusal and corporate opportunities agreement with Oceanaut

On September 5, 2008, we entered into a right of first refusal and corporate opportunities agreement which provides that, commencing on the date of the consummation of the business combination by Oceanaut and extending until the fifth anniversary of the date of such agreement, we will provide Oceanaut with a right of first refusal on any (a) acquisition, operation, and chartering-in of any dry bulk carrier that is subject to a time or bareboat charter-out having a remaining duration, excluding any extension options, of at least four years, to which we will refer to as a qualifying contract, and (b) sale or other disposition of any dry bulk carrier owned or chartered-in by us that is subject to a qualifying contract, subject to certain permitted exceptions.

Subordination agreement with Oceanaut

On September 5, 2008, we entered into a Share Subordination Agreement with Oceanaut pursuant to which we and our current directors and officers have agreed that 5,578,125 of the shares of Oceanaut’s common stock, acquired by us and the officers and directors prior to Oceanaut’s initial public offering, will become subordinated shares after the consummation of a business combination by Oceanaut.  We own 4,640,625 of the 5,578,125 shares of Oceanaut’s common stock that will be subordinated.  Subordinated shares will not be entitled to receive dividends prior to those paid with respect to the second quarter of 2010. If we transfer or dispose of any subordinated shares during the subordination period, the transferee shall remain subject to the same subordination provisions pursuant to the terms of the Subordination Agreement.

The subordination period will extend until the earlier to occur of (i) the first day after the quarter ending September 30, 2013, provided that Oceanaut has paid a dividend in the amount at least equal to the base quarterly dividend of at least $0.28 per share on all shares of Oceanaut common stock, including the subordinated shares, for the immediately preceding four-quarter period, and (ii) the day immediately preceding the occurrence of a change of control. Notwithstanding the foregoing, the subordination period will end on the first day after the quarter ending March 31, 2011 if the above test is met and the quarterly base dividend increases by 30% to $0.365 on all shares of common stock, including the subordinated shares.

Mandatorily redeemable preferred stock issued by Oceanaut

If Oceanaut consummates a business combination, Oceanaut will issue to us 6,200 mandatorily redeemable preferred shares, Series A, at an original issue price of $10,000 per share. Series A preferred shares shall be entitled to receive cash dividends equal to three months LIBOR plus 2.25% of the original issued price per annum on each outstanding share of Series A Preferred Stock and will be redeemed after the earlier of three years since the original issue date or a Warrant Trigger Event, defined as the last business day of any month in which Oceanaut has received at least $ 15.0 million in cash proceeds from the exercising of any warrants issued.

Commercial Management Agreement with Oceanaut

On September 5, 2008, we entered into a Commercial Management Agreement with Oceanaut to act as commercial manager for all vessels to be owned by all of Oceanaut’s subsidiaries. Under the terms of the Commercial Management Agreement, we will provide commercial management services to Oceanaut’s subsidiaries, which include, among other things, seeking and negotiating employment for the vessels owned by the subsidiaries in accordance with the guidelines set forth in the Commercial Management Agreement, for which we are entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts are collected. Since the vessels being purchased are currently subject to time charters, we will be entitled to such commissions once the current time charters expire and we seek and negotiate new employment for the vessels. The Commercial Management Agreement is for a term of three years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

Technical Management Agreement with Oceanaut

On September 5, 2008, Maryville entered into a Technical Management Agreement with Oceanaut to act as technical manager of all vessels to be owned by all of Oceanaut’s subsidiaries. Under the terms of the Technical Management Agreement, Maryville will perform certain duties that will include general administrative and support services necessary for the operation and employment of all vessels to be owned by all subsidiaries of Oceanaut, including, without limitation, crewing and other technical management, insurance, freight management, accounting related to vessels, provisions, bunkering, operation and, subject to Oceanaut’s instructions, sale and purchase of vessels, for which Maryville is entitled to receive a monthly fee of $18,000 per vessel, which fee may be increased annually by an amount equal to the percentage change in the CPI-U published by the United States Department of Labor from time to time. The Technical Management Agreement is for a term of three years, and is automatically renewable for consecutive periods of one year, unless either party is provided with three months’ written notice prior to the termination of such period.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth summary consolidated financial data as of and for each of the three years ended December 31, 2005, 2006 and 2007.  This data was derived from our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2007, which is incorporated by reference herein.  The consolidated data do not include those of Quintana, as the acquisition was completed as of April 15, 2008.  The financial data below should be read together with, and are qualified in their entirety by reference to, our historical consolidated financial statements and the accompanying notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are set forth in such annual report on Form 20-F.

	Year ended December 31,

	2005	2006	2007

	(in thousands of U.S. Dollars, except for share, per share, fleet data and average daily results)

INCOME STATEMENT DATA:
Voyage revenues	$118,082	$123,551	$176,689
Revenues from managing related party vessels	522	558	818
Voyage expenses	(11,693)	(8,109)	(11,077)
Voyage expenses – related party	(1,412)	(1,536)	(2,204)
Vessel operating expenses	(24,215)	(30,414)	(33,637)
Depreciation and amortization	(20,714)	(30,000)	(31,768)
Management fees – related party	—	—	—
General and administrative expenses	(6,520)	(10,049)	(12,953)
Gain on sale of vessels	26,795	—	6,194
Contract termination expense	(4,963)	—	—
Operating income	75,882	44,001	92,062
Interest and finance costs, net	(7,878)	(12,617)	(7,490)
Other, net	66	145	(66)
US source income taxes	(311)	(426)	(486)
Minority interest	—	3	2
Income from investment in affiliate	—	—	873
Net income	$67,759	$31,106	$84,895

Basic earnings per share	$3.64	$1.56	$4.26
Weighted average basic shares outstanding	18,599,876	19,947,411	19,949,644
Diluted earnings per share	$3.64	$1.56	$4.25
Weighted average diluted shares outstanding	18,599,876	19,947,411	19,965,676
Dividends declared per share	—	—	$0.60

BALANCE SHEET DATA:
Cash and cash equivalents	$58,492	$86,289	$243,672
Current assets, including cash	70,547	95,788	252,734
Vessels net / advances for vessel acquisition	465,668	437,418	527,164
Total assets	561,025	549,351	824,396
Current liabilities, including current portion of long—term debt	57,110	43,719	55,990
Total long—term debt, excluding current portion	215,926	185,467	368,585
Stockholders’ equity	287,989	320,161	399,821
OTHER FINANCIAL DATA:
Net cash from operating activities	$73,639	$58,344	$108,733
Net cash (used in) investing activities	(417,743)	(662)	(123,609)
Net cash from (used in) financing activities	337,693	(29,885)	172,259

	Year ended December 31,

	2005	2006	2007

	(in thousands of U.S. Dollars, except for share, per share, fleet data and average daily results)
FLEET DATA:
Average number of vessels (1)	14.4	17.0	16.5
Available days for fleet (2)	5,070	5,934	5,646
Calendar days for fleet (3)	5,269	6,205	6,009
Fleet utilization (4)	96.2%	95.6%	94.0%

AVERAGE DAILY RESULTS:
Time charter equivalent (5)	$20,705	$19,195	$28,942
Vessel operating expenses(6)	4,596	4,901	5,598
General and administrative expenses (7)	1,237	1,620	2,156
Total vessel operating expenses (8)	5,833	6,521	7,754

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)
Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, dry-dockings or special or intermediate surveys.

(3)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry-dockings or special or intermediate surveys.

(4)
Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(5)
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs, net of gains or losses from the sales of bunkers to time charterers that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Time charter equivalent revenue and TCE are not measures of financial performance under U.S. GAAP and may not be compared to similarly titled measures of other companies.

TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented.

	Year Ended December 31,
	2005	2006	2007

	(in thousands of U.S Dollars, except for TCE rates, which are expressed in U.S Dollars, and available days)
Voyage revenues	$118,082	$123,551	$176,689
Voyage expenses	(13,105)	(9,645)	(13,281)
Time charter equivalent revenue	104,977	113,906	163,408
Available days for fleet	5,070	5,934	5,646
Time charter equivalent (TCE) rate	$20,705	$19,195	$28,942

(6)
Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(8)
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is the sum of daily vessel operating expenses and daily general and administrative expenses.

RISK FACTORS

We have identified a number of risk factors which you should consider before buying the shares of our Class A common stock. The occurrence of one or more of those risk factors could adversely impact our results of operations or financial condition. You should carefully consider the risk factors set forth below as well as the other information included in this prospectus in evaluating us or our business before deciding to purchase any Class A common stock. The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also impair our business operations.  The occurrence of any of the events described in this section or any of these risks may have a material adverse effect on our business, financial condition, results of operations and cash flows. In that case, you may lose all or part of your investment in the Class A common stock.

Risks Relating to Our Business

Some of the following risks relate principally to the industry in which we operate and our business in general. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected and the trading price of our securities could decline.

The cyclical nature of the shipping industry may lead to volatile changes in freight rates and vessel values which may adversely affect our earnings.

We are an independent shipping company that operates in the dry bulk shipping markets. One of the factors that impacts our profitability is the freight rates we are able to charge. The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates, vessel values, and profitability. The degree of charter hire rate and vessel value volatility among different types of dry bulk vessels has varied widely, and charter hire rates for dry bulk vessels have recently surged to historically high levels. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by sea internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

•	supply and demand for dry bulk products;
•	global and regional economic conditions;
•	the distance dry bulk cargoes are to be moved by sea; and
•	changes in seaborne and other transportation patterns.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	vessel casualties;
•	the level of port congestion;
•	changes in environmental and other regulations that may limit the useful life of vessels;
•	the number of vessels that are out of service; and
•	changes in global dry bulk commodity production.

We anticipate that the future demand for our dry bulk vessels will be dependent upon continued economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo to be transported by sea. The capacity of the global dry bulk carrier fleet seems likely to increase and there can be no assurance that economic growth, including the growth in China and India, will continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

Due to the fact that the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels or we may be required to write down their carrying value, which may adversely affect our earnings.

The fair market values of our vessels have generally experienced high volatility. Market prices for second-hand dry bulk vessels have recently been at historically high levels. You should expect the market values of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, the types, sizes and ages of our vessels, applicable governmental regulations and the cost of new-buildings.

If a determination is made that a vessel’s future useful life is limited or its future earnings capacity is reduced, it could result in an impairment of its value on our financial statements that would result in a charge against our earnings and in the reduction of our shareholder’s equity. If for any reason we sell our vessels at a time when prices have fallen, the sale may be less than the vessel’s carrying amount on our financial statements, and we would incur a loss and a reduction in earnings.

Rising fuel prices may affect our profitability.

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are not under period charter. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, shifts in regional production patterns and environmental concerns. Furthermore, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation.

If we violate environmental laws or regulations, the resulting liability may adversely affect our earnings and financial condition.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of our vessels.  Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations.  We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

The operation of our vessels is affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention or the ISM Code.  The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  If we fail to comply with the ISM Code, we may be subject to increased liability, our existing insurance coverage may be invalidated or our available insurance coverage may be decreased, and our vessels may be detained or denied access to certain ports.  Currently, each of our vessels, including those vessels delivered to us upon acquiring Quintana Maritime Limited (“Quintana”) on April 15, 2008, is ISM code-certified by Bureau Veritas or American Bureau of Shipping and we expect that any vessel that we agree to purchase will be ISM code-certified upon delivery to us.  Bureau Veritas and American Bureau of Shipping have awarded ISM certification to Maryville Maritime Inc. (“Maryville”), our vessel management company and a wholly-owned subsidiary of ours.  However, there can be no assurance that such certification will be maintained indefinitely.

Our commercial vessels are subject to inspection by a classification society.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. Classification societies are non-governmental, self-regulating organizations and certify that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.  The Company’s vessels, including those vessels delivered to us upon our acquisition of Quintana on April 15, 2008, are currently enrolled with Bureau Veritas, American Bureau of Shipping, Nippon Kaiji Kyokai, Det Norske Veritas and Lloyd’s Register of Shipping.

A vessel must undergo Annual Surveys, Intermediate Surveys and Special Surveys. In lieu of a Special Survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period.  Our vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection.  Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel.  Generally, we will make a decision to scrap a vessel or continue operations at the time of a vessel’s fifth Special Survey.

Delays in deliveries of or failure to deliver newbuildings under construction could materially and adversely harm our operating results and could lead to the termination of related time charter agreements.

Upon completion of our acquisition of Quintana on April 15, 2008, we assumed contracts to purchase eight newbuilding vessels through wholly-owned subsidiaries or seven joint ventures in which we participate.  Four of these vessels are under construction at Korea Shipyard Co., Ltd., a greenfield shipyard for which there is no historical track record.  The relevant joint ventures have not yet received refund guarantees with respect to these vessels, which may imply that the shipyard will not be able to timely deliver the vessels.  The delivery of any one or more of these vessels could be delayed or may not occur, which would delay our receipt of revenues under the time charters for these vessels or otherwise deprive us of the use of the vessel, and thereby adversely affect our results of operations and financial condition.  In addition, under some time charters, we may be required to deliver a vessel to the charterer even if the relevant newbuilding has not been delivered to us.  If the delivery of the newbuildings is delayed or does not occur, we may be required to enter into a bareboat charter at a rate in excess of the charterhire payable to us.  If we are unable to deliver the newbuilding or a vessel that we have chartered at our cost, the customer may terminate the time charter which could adversely affect our results of operations and financial condition.

The delivery of the newbuildings could be delayed or may not occur because of:

•	work stoppages or other labor disturbances or other event that disrupts the operations of the shipbuilder;

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	lack of raw materials and finished components;

•	failure of the shipbuilder to finalize arrangements with sub-contractors;

•	failure to provide adequate refund guarantees;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipbuilder;

•	hostilities, political or economic disturbances in the country where the vessels are being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to obtain requisite permits or approvals; or

•	a dispute with the shipbuilder.

In addition, the shipbuilding contracts for the new vessels contain a “force majeure” provision whereby the occurrence of certain events could delay delivery or possibly terminate the contract.  If delivery of a vessel is materially delayed or if a shipbuilding contract is terminated, it could adversely affect our results of operations and financial condition and our ability to pay dividends to our shareholders.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to make significant payments to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would negatively impact our revenues.

World events outside our control may negatively affect the shipping industry, which could adversely affect our operations and financial condition.

Terrorist attacks like those in New York on September 11, 2001, London on July 7, 2005 and other countries and the United States’ continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflicts in Iraq and elsewhere may lead to additional acts of terrorism and armed conflict around the world. In the past, political conflicts resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. For example, in October 2002, the VLCC Limburg was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. These uncertainties could adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns. Any of these occurrences could have a material adverse impact on our operating results, revenue, and costs.

We are affected by voyage charters in the spot market and short-term time charters in the time charter market, which are volatile.

We charter some of our vessels on voyage charters, which are charters for one specific voyage, and some on a short-term time charter basis. A short-term time charter is a charter with a term of less than six months.  Although dependence on voyage charters and short-term time charters is not unusual in the shipping industry, the voyage charter and short-term time charter markets are highly competitive and rates within those markets may fluctuate significantly based upon available charters and the supply of and demand for sea borne shipping capacity.  While our focus on the voyage and short-term time charter markets may enable us to benefit if industry conditions strengthen, we must consistently procure this type of charter business to obtain these benefits. Conversely, such dependence makes us vulnerable to declining market rates for this type of charters.

Moreover, to the extent our vessels are employed in the voyage charter market, our voyage expenses will be more significantly impacted by increases in the cost of bunkers (fuel).  Unlike time charters in which the charterer bears all of the bunker costs, port charges and canal dues, in voyage charters we bear the bunker costs, port charges and canal dues.  As a result, increases in fuel costs in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs.

There can be no assurance that we will be successful in keeping all our vessels fully employed in these short-term markets or that future spot and short-term charter rates will be sufficient to enable our vessels to be operated profitably.

A drop in spot market charter rates may provide an incentive for some charterers to default on their time charters.

When we enter into a time charter, charter rates under that time charter are fixed for the term of the charter.  If the spot charter rates in the dry bulk shipping industry become significantly lower than the time charter rates that some of our charterers are obligated to pay us under our existing time charters, the charterers may have incentive to default under that time charter or attempt to renegotiate the time charter, which may adversely affect our operating results and cash flows by reducing our revenues.

We depend upon a few significant customers for a large part of our revenues.  The loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenue from a small number of charterers.  During during 2006, we derived approximately 45% of our gross revenues from five charterers, while during 2007 we derived approximately 44% of our gross revenues from five charterers.

In particular, following our acquisition of Quintana on April 15, 2008, we will depend on Bunge Limited (“Bunge”), which is an agribusiness, for revenues from a substantial portion of our fleet and are therefore exposed to risks in the agribusiness market.  Changes in the economic, political, legal and other conditions in agribusiness could adversely affect our business and results of operations. Based on Bunge’s filings with the United States Securities and Exchange Commission (“SEC”), these risks include the following, among others:

•
The availability and demand for the agricultural commodities and agricultural commodity products that Bunge uses and sells in its business, which can be affected by weather, disease and other factors beyond Bunge’s control;

•	Bunge’s vulnerability to cyclicality in the oilseed processing industry;

•	Bunge’s vulnerability to increases in raw material prices; and

•	Bunge’s exposure to economic and political instability and other risks of doing business globally and in emerging markets.

Deterioration in Bunge’s business as a result of these or other factors could have a material adverse impact on Bunge’s ability to make timely charter hire payments to us and to renew its time charters with us. This could have a material adverse impact on our financial condition and results of operations.

When our time charters end, we may not be able to replace them promptly or with profitable ones.

We cannot assure you that we will be able to obtain charters at comparable rates or with comparable charterers, if at all, when the charters on the vessels in our fleet expire. The charterers under these charters have no obligation to renew or extend the charters. We will generally attempt to recharter our vessels at favorable rates with reputable charterers as the charters expire, unless management determines at that time to employ the vessel in the spot market. We cannot assure you that we will succeed. Failure to obtain replacement charters will reduce or eliminate our revenue, our ability to expand our fleet and our ability to pay dividends to shareholders.

If dry bulk vessel charter hire rates are lower than those under our current charters, we may have to enter into charters with lower charter hire rates. Also, it is possible that we may not obtain any charters. In addition, we may have to reposition our vessels without cargo or compensation to deliver them to future charterers or to move vessels to areas where we believe that future employment may be more likely or advantageous. Repositioning our vessels would increase our vessel operating costs.

As we expand our business, we may need to improve our operating and financial systems and expand our commercial and technical management staff, and will need to recruit suitable employees and crew for our vessels.

Our fleet has experienced rapid growth. If we continue to expand our fleet, we will need to recruit suitable additional administrative and management personnel. Although we believe that our current staffing levels are adequate, we cannot guarantee that we will be able to continue to hire suitable employees as we expand our fleet. If we encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for dividends to our shareholders may be reduced.

We may be unable to retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. Our ability to retain key members of our management team and to hire new members as may be necessary will contribute to that success. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not maintain “key man” life insurance on any of our officers.

An over-supply of dry bulk carrier capacity may lead to reductions in charter hire rates and profitability.

The market supply of dry bulk carriers has been increasing, and the number of dry bulk carriers on order are near historic highs.  These newbuildings were delivered in significant numbers starting at the beginning of 2006 and are expected to continue to be delivered in significant numbers through 2010.  An over-supply of dry bulk carrier capacity may result in a reduction of charter hire rates.  If such a reduction occurs, upon the expiration or termination of our vessels’ current charters, we may only be able to re-charter our vessels at reduced or unprofitable rates, or we may not be able to charter these vessels at all.

We face strong competition.

We obtain charters for our vessels in highly competitive markets in which our market share is insufficient to enforce any degree of pricing discipline. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us.

We cannot give assurances that we will continue to compete successfully with our competitors or that these factors will not erode our competitive position in the future.

If we do not adequately manage the construction of the newbuilding vessels, the vessels may not be delivered on time or in compliance with their specifications.

Following our purchase of Quintana on April 15, 2008, we assumed contracts to purchase eight newbuilding vessels through wholly owned subsidiaries or through joint ventures in which we participate. We are obliged to supervise the construction of these vessels. If we are denied supervisory access to the construction of these vessels by the relevant shipyard or otherwise fail to adequately manage the shipbuilding process, the delivery of the vessels may be delayed or the vessels may not comply with their specifications, which could compromise their performance. Both delays in delivery and failure to meet specifications could result in lower revenues from the operations of the vessels, which could reduce our earnings.

If our joint venture partners do not honor their commitments under the joint venture agreements, the joint ventures may not take delivery of the newbuilding vessels.

We rely on our joint venture partners to honor their financial commitments under the joint venture agreements, including the payment of their portions of installments due under the shipbuilding contracts or memoranda of agreement. If our partners do not make these payments, we may be in default under these contracts.

Some of our directors may have conflicts of interest, and the resolution of these conflicts of interest may not be in our or our shareholders’ best interest.

Following our purchase of Quintana on April 15, 2008 we became partners in seven joint ventures, that were previously entered into by Quintana, to purchase vessels. One of the ventures, named Christine Shipco LLC, is a joint venture among the Company, Robertson Maritime Investors LLC, or RMI, in which Corbin J. Robertson, III participates, and AMCIC Cape Holdings LLC, or AMCIC, an affiliate of Hans J. Mende, to purchase the Christine, a newbuilding Capesize drybulk carrier. In addition, we have entered into six additional joint ventures with AMCIC to purchase six newbuilding Capesize vessels. It is currently anticipated that each of these joint ventures will enter into a management agreement with us for the provision of construction supervision prior to delivery of the relevant vessel and technical management of the relevant vessel subsequent to delivery.

Corbin J. Robertson, III is a member of our Board of Directors. Mr. Mende is a member of our Board and serves on the board of directors of Christine Shipco LLC, Hope Shipco LLC, Lillie Shipco LLC, Fritz Shipco LLC, Iron Lena Shipco LLC, Gayle Frances Shipco LLC, and Benthe Shipco LLC. Stamatis Molaris, our chief executive officer, president and a member of our Board, will also serve as a director of the seven joint ventures.

The presence of Mr. Mende and Mr. Molaris on the board of directors of each of the other six joint ventures may create conflicts of interest because Mr. Mende and Mr. Molaris have responsibilities to these joint ventures. Their duties as directors of the joint ventures may conflict with their duties as our directors regarding business dealings between the joint ventures and us. In addition, Mr. Robertson III and Mr. Mende each have a direct or indirect economic interest in Christine Shipco LLC, and Mr. Mende has direct or indirect economic interests in each of the other six joint ventures. The economic interests of Mr. Robertson and Mr. Mende in the joint ventures may conflict with their duties as our directors regarding business dealings between the joint ventures and us.

As a result of these joint venture transactions, conflicts of interest may arise between the joint ventures and us. These conflicts may include, among others, the following situations:

•	each joint venture will be engaged in the business of chartering or rechartering its drybulk carrier and may compete with us for customers;

•
Mr. Molaris, our chief executive officer, president, and a member of our Board, will also serve as a director of each of the seven joint ventures, which may result in his spending less time than is appropriate or necessary in order to manage our business successfully; and

•
disputes may arise under the joint venture agreements and the related management agreement and resolutions of such disputes by our chief executive officer and members of our Board could be influenced by such individuals’ investment in or their capacity as members or directors of the joint ventures.

If we acquire additional dry bulk carriers and those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.

We expect to acquire additional vessels in the future. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. The delivery of these vessels could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

Supply of dry bulk vessels may increase upon the conversion of tankers to dry bulk vessels, which may have adverse financial consequences for us.

Recently, some tanker vessel operators have begun converting tanker vessels into dry bulk vessels.  Although the number of such conversions is currently small, more tanker vessels may be converted into dry bulk vessels in the future.  When such converted vessels come on-line, the number of available dry bulk vessels will increase, which may have an adverse effect on charter rates and negatively impact our operating results and cash flows by reducing our revenues.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of the jurisdiction of their incorporation, which regulates the payment of dividends by companies.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life our revenue will decline.

Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends. While we have not set aside cash reserves to date, pursuant to our dividend policy, we expect to pay less than all of our available cash from operations so as to retain funds for capital expenditures, working capital and debt service. In periods where we make acquisitions, our board of directors may limit the amount or percentage of our cash from operations available to pay dividends.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel.  Our current operating fleet, including the vessels acquired upon our acquisition of Quintana on April 15, 2008, has an average age of approximately 8.8 years.  As our fleet ages, we will incur increased costs.  Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology.  Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers.  Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage.  We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Our ability to successfully implement our business plans depends on our ability to obtain additional financing, which may affect the value of your investment in the Company.

We will require substantial additional financing to fund the acquisition of additional vessels and to implement our business plans.  We cannot be certain that sufficient financing will be available on terms that are acceptable to us or at all.  If we cannot raise the financing we need in a timely manner and on acceptable terms, we may not be able to acquire the vessels necessary to implement our business and growth plans and, consequently, you may lose some or all of your investment in the Company.

While we expect that a significant portion of the financing resources needed to acquire vessels will be through long term secured debt financing, we may raise additional funds through additional unsecured debt or equity offerings.  New equity investors (including investors in debt that is convertible to equity) may dilute the percentage of the ownership interest of existing shareholders in the company.  Sales or the possibility of sales of substantial amounts of shares of our Class A common stock in the public markets could adversely affect the market price of our Class A common stock.

Risks associated with the purchase and operation of second hand vessels that compose part of our fleet  may affect our results of operations.

The majority of our vessels were acquired second-hand, and we estimate their useful lives to be 28 years from their date of delivery from the yard, depending on various market factors and management's ability to comply with government and industry regulatory requirements. Part of our business strategy includes the continued acquisition of second hand vessels when we find attractive opportunities.

In general, expenditures necessary for maintaining a vessel in good operating condition increase as a vessel ages. Second hand vessels may also develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. Cargo insurance rates also tend to increase with a vessel's age, and older vessels tend to be less fuel-efficient than newer vessels. While the difference in fuel consumption is factored into the freight rates that our older vessels earn, if the cost of bunker fuels were to increase significantly, it could disproportionately affect our vessels and significantly lower our profits. In addition, changes in governmental regulations, safety or other equipment standards may require:

•	expenditures for alterations to existing equipment;
•	the addition of new equipment; or
•	restrictions on the type of cargo a vessel may transport or the ports in which a vessel may call.

We cannot give assurances that future market conditions will justify such expenditures or enable us to operate our vessels profitably during the remainder of their economic lives.

Our recent acquisition of Quintana imposes significant additional responsibilities on us that we may not be able to meet if we cannot hire and retain qualified personnel.

As a result of our acquisition of Quintana, our fleet significantly increased.  This imposes significant additional responsibilities on our management and staff, as well as on the management and staff of our wholly-owned subsidiary, Maryville.  Although we believe that our current staffing levels are adequate, future events that we cannot predict may require both us and Maryville to increase the number of personnel.  There can be no assurance that we will be able to hire qualified personnel when needed.  Difficulty in hiring and retaining qualified personnel could adversely affect our results of operations.

We may fail to realize the anticipated benefits of the merger, and the integration process could adversely impact our ongoing operations.

We and Quintana entered into the agreement and plan of merger with the expectation that the merger would result in various benefits, including, among other things, improved purchasing and placing power, an expanded customer base and ongoing cost savings and operating efficiencies.  The success of the merger will depend, in part, on our ability to realize such anticipated benefits from combining our businesses with Quintana’s. The anticipated benefits and cost savings of the merger may not be realized fully, or at all, or may take longer to realize than expected.  Failure to achieve anticipated benefits could result in increased costs and decreases in the amounts of expected revenues of the combined company.

Our vessels may suffer damage and we may face unexpected drydocking costs which could affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a drydocking facility for an indeterminable period of time. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. This would decrease earnings.

Risk of loss and lack of adequate insurance may affect our results.

Adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances and events create an inherent risk of catastrophic marine disasters and property loss in the operation of any ocean-going vessel. In addition, business interruptions may occur due to political circumstances in foreign countries, hostilities, labour strikes, and boycotts. Any such event may result in loss of revenues or increased costs.

Our business is affected by a number of risks, including mechanical failure of our vessels, human error, collisions, property loss to the vessels, cargo loss or damage, adverse weather conditions, piracy, terrorism, and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any such event may result in loss of revenues or increased costs. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, severe weather conditions, and the liabilities arising from owning and operating vessels in international trade. The United States Oil Pollution Act of 1990, or OPA, by imposing potentially unlimited liability upon owners, operators and bareboat charterers for certain oil pollution accidents in the U.S., has made liability insurance more expensive for ship owners and operators and has also caused insurers to consider reducing available liability coverage.

We carry insurance to protect against most of the accident-related risks involved in the conduct of our business and we maintain environmental damage and pollution insurance coverage. We do not carry insurance covering the loss of revenue resulting from vessel off-hire time. We believe that our insurance coverage is adequate to protect us against most accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. Currently, the available amount of coverage for pollution is $1.0 billion for dry bulk carriers per vessel per incident. However, there can be no assurance that all risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations in the past have resulted in increased costs for insurance against the risk of environmental damage or pollution. In the future, we may be unable to procure adequate insurance coverage to protect us against environmental damage or pollution.

Because most of our employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

We currently employ approximately 1,025 seafarers and 139 land-based employees in our Athens office. The 139 employees in Athens are covered by industry-wide collective bargaining agreements that set basic employment standards. We cannot assure you that these agreements will prevent labour interruptions. Any labour interruptions could disrupt our operations and harm our financial performance.

Because we generate all of our revenues in U.S. dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We generate all of our revenues in U.S. dollars but incur approximately 20% of our vessel operating expenses in currencies other than U.S. dollars. This variation in operating revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Japanese yen, the Euro, the Singapore dollar and the British pound sterling. Expenses incurred in foreign currencies against which the U.S. dollar falls in value may increase as a result of these fluctuations, therefore decreasing our net income. We do not currently hedge against these currency fluctuation risks. Our results of operations could suffer as a result.

We may not be exempt from Liberian taxation which would materially reduce our net income and cash flow by the amount of the applicable tax.

The Republic of Liberia enacted a new income tax law generally effective as of January 1, 2001, (the “New Act”), which repealed in its entirety the prior income tax law (the “Prior Law”), in effect since 1977, pursuant to which we and our Liberian subsidiaries, as non-resident domestic corporations, were wholly exempt from Liberian tax.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping such as ourselves will not be subject to tax under the New Act retroactive to January 1, 2001 (the “New Regulations”).  In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, we and our Liberian subsidiaries will be wholly exempt from tax as under the Prior Law. If we were subject to Liberian income tax under the New Act, we and our Liberian subsidiaries would be subject to tax at a rate of 35% on our worldwide income.  As a result, our net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, our shareholders would be subject to Liberian withholding tax on dividends at rates ranging from 15% to 20%.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of “passive income.”  For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute “passive income.”  U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income.  Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC.  Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under “Taxation”), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares.

Please see the section of this prospectus entitled “Taxation—U.S. Federal Income Tax Considerations” beginning on page 37 for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are a passive foreign investment company.

Our acquisition of Quintana may increase the tax that we pay on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

Since we do not believe we are currently entitled to exemption under Section 883, we are subject to an effective 2% United States federal income tax on the shipping income that we derive during each year that are attributable to the transport or cargoes to or from the United States.  Following the acquisition of Quintana and in the event that its fleet earn revenues attributable to the transportation of cargoes from or to United States ports, the tax that we currently pay may increase and reduce our earnings.

Oceanaut, a company in which we own stock, may consummate a business combination that would result in Oceanaut competing with us.

We own 18.9% of Oceanaut, a newly organized special purpose acquisition company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry, including the dry bulk industry. Until Oceanaut consummates such a business combination, our management will also act as management for Oceanaut, and we will have a right of first refusal of any proposed acquisition in the dry bulk industry by Oceanaut. Pursuant to this agreement, our independent directors have the right to review any proposed acquisition to determine whether the proposed transaction would be a transaction that we, rather than Oceanaut, should complete.

If Oceanaut consummates a business combination, there may be a possible overlap between Oceanaut and us in terms of future business opportunities in the dry bulk sector of the shipping industry. For this reason we have entered into a right of first refusal and corporate opportunities agreement which provides that, commencing on the date of the consummation of the business combination by Oceanaut and extending until the fifth anniversary of the date of such agreement, we will provide Oceanaut with a right of first refusal on any (a) acquisition, operation, and chartering-in of any dry bulk carrier that is subject to a time or bareboat charter-out having a remaining duration, excluding any extension options, of at least four years, or a qualifying contract, and (b) sale or other disposition of any dry bulk carrier owned or chartered-in by us that is subject to a qualifying contract, subject to certain permitted exceptions. If the proposed transaction involves assets in the dry bulk industry and such assets are purchased by Oceanaut, it is possible that Oceanaut may compete with us.

If Oceanaut consummates a business combination, our financial commitments to Oceanaut in respect to a Share Subordination Agreement may reduce our cash flow available for further investments.

We have entered into a Share Subordination Agreement with Oceanaut pursuant to which we and our current directors and officers have agreed that 5,578,125 of the shares of Oceanaut’s common stock we acquired prior to Oceanaut’s initial public offering will become subordinated shares after the consummation of a business combination by Oceanaut. Subordinated shares will not be entitled to receive dividends prior to those paid with respect to the second quarter of 2010. If we transfer or dispose of any subordinated shares during the subordination period, the transferee shall remain subject to the same subordination provisions pursuant to the terms of the Subordination Agreement.

The subordination period will extend until the earlier to occur of (i) the first day after the quarter ending September 30, 2013, provided that Oceanaut has paid a dividend in the amount at least equal to the base quarterly dividend of at least $0.28 per share on all shares of Oceanaut common stock, including the subordinated shares, for the immediately preceding four-quarter period, and (ii) the day immediately preceding the occurrence of a change of control. Notwithstanding the foregoing, the subordination period will end on the first day after the quarter ending March 31, 2011 if the above test is met and the quarterly base dividend increases by 30% to $0.365 on all shares of common stock, including the subordinated shares.

If Oceanaut consummates a business combination, our financial commitments to Oceanaut in respect to Series A Preferred Stock Financing will reduce our cash flow available for further investments.

We have agreed to buy from Oceanaut up to $62 million in shares of its Series A preferred stock, of which $15 million shall be used to finance a portion of the aggregate purchase price of the vessels Oceanaut intends to acquire, and up to $47 million of which shall be used to fund the balance of the aggregate purchase price of the vessels, to the extent that funds in the trust account of Oceanaut are used to pay its public shareholders that exercise their conversion rights. The terms of this preferred stock are described above in the section of this prospectus titled “Recent Developments – Mandatorily redeemable preferred stock.”

If Oceanaut does not consummate a business combination within the time limits required by the terms of its public offering and is liquidated, we will experience a loss of some of our investment in Oceanaut, and we may be required to cover any shortfall in Oceanaut’s trust account for third party claims.

We have invested a total of approximately $11 million into Oceanaut, for which we acquired 18.9% of Oceanaut’s common stock, comprising 3,515,625 founding shares and 1,125,000 units (acquired by private placement and each of which consists of one share of common stock and one warrant, and 2,000,000 warrants. Only 625,000 of the shares purchased during the private placement have liquidation rights in the event Oceanaut is not able to consummate a business combination in accordance with the terms of its public offering. This means that if Oceanaut fails to consummate a business combination by March 6, 2009 and is liquidated, we will lose approximately $6 million of our investment in Oceanaut. This amount is comprised of consideration paid for the founding shares and founding warrants, insider units (500,000 of which do not have liquidation rights) and insider warrants. These amounts are in addition to (i) a maximum of $75,000 in fees and expenses for our dissolution and liquidation, which we have agreed to pay in the event Oceanaut does not have sufficient funds outside of its trust account to pay for such expenses, and (ii) claims made against its trust account by creditors of Oceanaut who have not executed waivers of claims.

As a holding company, our only source of cash is distributions from our subsidiaries.

We are a holding company with no operations of our own and we conduct all of our business through our subsidiaries.  The Class A common shares are exclusively obligations of Excel Maritime Carriers Ltd.  We are wholly dependent on the cash flow of our subsidiaries and dividends and distributions to us from our subsidiaries in order to service our current indebtedness, and any of our future obligations.  Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends pursuant to the Class A common shares or to make any funds available therefor.  The ability of our subsidiaries to pay such dividends and distributions will be subject to, among other things, statutory or contractual restrictions including those restriction provisions contained in our subsidiaries’ indebtedness.  We cannot assure you that our subsidiaries will generate cash flow sufficient to pay dividends or distributions to us in order to declare dividends under our dividend policy.

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants of future credit facilities and make payments on our debt.

As of the date of this filing, after giving effect to the recently completed offering and drawdown of the $1.4 billion credit facility following the acquisition of Quintana, we had total debt of approximately $1,603 million, including the $150.0 million of convertible notes.  Our level of debt could have important consequences for you, including the following:

•	we may have difficulty borrowing money in the future for acquisitions, capital expenditures or to meet our operating expenses or other general corporate obligations;
•
we will need to use a substantial portion of our cash flows to pay interest on our debt, which will reduce the amount of money we have for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other business activities;

•	we may have a higher level of debt than some of our competitors, which may put us at a competitive disadvantage;
•	we may be more vulnerable to economic downturns and adverse developments in our industry or the economy in general; and

•	our debt level, and the financial covenants in our various debt agreements, could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

To service our indebtedness, we will require a significant amount of cash.  Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt obligations could harm our business, financial condition and results of operations.

Our ability to make scheduled payments on and to refinance our indebtedness and to fund future capital expenditures will depend on our ability to generate cash from operations in the future.  This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.  We cannot assure you that our business will generate sufficient cash flow from operations in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.  If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt.  We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all.  In addition, any failure to make scheduled payments of interest and principal on any outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms.  Our cash flow and capital resources may be insufficient for payment of interest on and principal of our debt in the future and any such alternative measures may be unsuccessful or may not permit us to meet scheduled debt service obligations, which could cause us to default on our obligations and could impair our liquidity.

We have taken on substantial additional indebtedness to finance our acquisition of Quintana, and this additional indebtedness, together with the restrictions and limitations that will be contained in the credit agreement we expect to enter into, could significantly impair our ability to operate our business.

In connection with the merger, we entered into a $1.4 billion senior secured credit facility that consists of a $1.0 billion term loan and a $400 million revolving loan.  The security for the credit facility includes, among other assets, mortgages on certain vessels previously owned by us and the vessels previously owned by Quintana and assignments of earnings with respect to certain vessels previously owned by us and the vessels previously operated by Quintana. Such increased indebtedness could limit our financial and operating flexibility, by requiring us to dedicate a substantial portion of our cash flow from operations to the repayment of our debt and the interest on its debt, making it more difficult to obtain additional financing on favorable terms, limiting our ability to capitalize on significant business opportunities and making us more vulnerable to economic downturns.

The credit facility contains covenants that, among other things, will limit our ability and the ability of certain of our subsidiaries to:

•	incur additional indebtedness;

•	pay dividends;

•	engage in mergers, acquisitions or consolidations;

•	create liens on assets;

•	enter into sale-leaseback transactions; and

•	enter into transactions with affiliates.

In addition, we will be required to comply with certain financial covenants in connection with the credit facility.  Failure to comply with any of these covenants could result in a default under the credit facility.  A default would permit lenders to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt.  Under such circumstances, we may not have sufficient funds or other resources to satisfy all of its obligations.  In addition, the limitations imposed on our ability to incur additional debt and to take other action might significantly impair our ability to obtain other financing.  There can be no assurance that we will be granted waivers or amendments to these covenants if for any reason we are unable to comply with such covenants or that we will be able to refinance its debt on terms acceptable to us, or at all.

Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Future hostilities or political instability in regions where we operate or may operate could have a material adverse effect on our business, results of operations and ability to pay dividends. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where our vessels trade may limit trading activities with those countries, which could also harm our business, financial condition, results of operations and ability to pay dividends.

A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels.

When the market value of a vessel declines, it reduces our ability to refinance the outstanding debt or obtain future financing. Also, declining vessel values could cause us to breach of some of the covenants under our financing agreements.  In such an event, if we are unable to pledge additional collateral, or obtain waivers from the lenders, the lenders could accelerate the debt and in general, if we are unable to service such accelerated debt, we may have vessels repossessed by our lenders.

Servicing our debt limits funds available for other purposes, and if we cannot service our debt, we may lose our vessels.

We must dedicate a large part of our cash flow from operations to paying principal and interest on our indebtedness. These payments limit the funds that are available to us for working capital, capital expenditures and other purposes and if we cannot service our debt, we may lose our vessels.

Restrictive covenants in the senior credit facility we executed in connection with our acquisition of Quintana (the “Credit Facility”) impose financial and other restrictions on us, including our ability to pay dividends.

Our Credit Facility imposes operating and financial restrictions on us and requires us to comply with certain financial covenants. These restrictions and covenants limit our ability to, among other things:

•	pay dividends if an event of default has occurred and is continuing under our proposed new revolving credit facility or if the payment of the dividend would result in an event of default;

•	incur additional indebtedness, including through the issuance of guarantees;

•	change the flag, class or management of our vessels;

•	create liens on our assets;

•	sell our vessels without replacing such vessels or prepaying a portion of our loan;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	change our business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we cannot guarantee that we will be able to obtain our lenders’ consent when needed. If we do not comply with the restrictions and covenants in our revolving credit facility, we will not be able to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

Loan agreements may prohibit or impose certain conditions on the payment of dividends.

Certain of our subsidiaries have entered into loan facilities that contain a number of financial covenants and general covenants prohibit, among other things, a subsidiary from paying dividends without the consent of our lenders until the respective loan facility is paid in full. This prohibition on paying dividends means that these subsidiaries cannot pay dividends to us until the respective loan facilities are paid in full or with out the consent of our lenders, which in turn may affect our ability to make dividend payments to our shareholders. There can be no assurance that our subsidiaries will pay dividends to us or that we will make dividend payments to our shareholders even after all loan facilities are paid in full.

Class B shareholders can exert considerable control over us, which may limit future shareholders’ ability to influence our actions.

As of September 11, 2008, we had 145,746 Class B common shares issued and outstanding.  Our Class B common shares have 1,000 votes per share and our Class A common shares have one vote per share. Class B shareholders, including certain executive officers and directors, together own 100% of our issued and outstanding Class B common shares, representing approximately 76% of the voting power of our outstanding capital stock.

Because of the dual class structure of our capital stock, the holders of Class B common shares have the ability to control and will be able to control all matters submitted to our stockholders for approval even if they come to own less than 50% of our outstanding common shares. Even though we are not aware of any agreement, arrangement or understanding by the holders of our Class B common shares relating to the voting of their shares of common stock, the holders of our Class B common shares have the power to exert considerable influence over our actions.

As of September 11, 2008, Argon S.A. owned approximately 11.3% of our outstanding Class A common shares and none of our outstanding Class B common shares, representing approximately 2.7% of the total voting power of our outstanding capital stock.  Argon S.A. holds the shares pursuant to a trust in favor of Starling Trading Co., a corporation, whose sole shareholder is Ms. Ismini Panayotides, the adult daughter of our Chairman, Mr. Panayotides.  Ms. Panayotides has no power of voting or disposition of these shares, and she has disclaimed beneficial ownership of these shares.

As of September 11, 2008, Boston Industries S.A. owned approximately 0.3% of our outstanding Class A common shares and approximately 38.2% of our outstanding Class B common shares, together representing approximately 29.4% of the total voting power of our outstanding capital stock.  Based on publicly available information, Boston Industries S.A. is controlled by Mrs. Mary Panayotides, the wife of our Chairman.  Our Chairman disclaims beneficial ownership of these shares.

As of September 11, 2008, our Chairman owned approximately 21.1% of our outstanding Class B common shares and through his controlling interest in Excel Management, 1.5% of our outstanding Class A common shares, representing approximately 16.5% of the total voting power of our capital stock. Under the anti-dilutive provisions of the management termination agreement between us and Excel Management, we issued in July 2008 to Excel Management additional 357,812 shares of our Class A common shares following the completion of the acquisition of Quintana.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.

We are a Liberian corporation. Our articles of incorporation and By-laws and the Business Corporation Act of Liberia 1976 govern our affairs. While the Liberian Business Corporation Act resembles provisions of the corporation laws of a number of states in the United States, Liberian law does not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. However, while the Liberian courts generally follow U.S. court precedent, there have been few judicial cases in Liberia interpreting the Liberian Business Corporation Act. Investors may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a substantial body of case law.

Risks Relating to our Class A Common Shares

Future sales of our Class A common stock or the issuance of other equity may adversely affect the market price of our Class A common stock.

Sales of our Class A common stock or other equity-related securities could depress the market price of our Class A common stock and impair our ability to raise capital through the sale of additional equity securities.  We cannot predict the effect that future sales of our Class A common stock or other equity-related securities would have on the market price of our Class A common stock.  The price of our Class A common stock could be affected by by hedging or arbitrage trading activity that we expect to develop involving our Class A common stock.

Our obligations to issue shares of Class A common stock to Excel Management under the terms of our management termination agreement are dilutive to our other investors.

In the management termination agreement that we entered into in early March 2005 with Excel Management, our previous vessel manager, we agreed to issue to Excel Management 205,442 shares of our Class A common stock, which, on March 2, 2005, was approximately 1.5% of the total number of shares of our outstanding Class A common stock.  On June 19, 2007 we issued to Excel Management 298,403 shares of our Class A common stock for approximately $2.0 million.  We are further required to issue to Excel Management, at any time that we issue additional shares of our Class A common stock to any third party for any reason, such number of additional shares of Class A common stock which, together with the shares of Class A common stock issued to Excel Management in the original issuance, equals 1.5% of our total outstanding Class A common stock after taking into account the third-party issuance and the shares to be issued to Excel Management under the anti-dilution provisions of the agreement.  We will not receive any consideration from Excel Management, other than that already received, for any shares of Class A common stock issued by us to Excel Management pursuant to an anti-dilution issuance. Our obligation with respect to anti-dilution issuances ends on December 31, 2008.  Issuances of shares of Class A common stock to Excel Management as a result of the original issuance and anti-dilution issuances would be dilutive to our shareholders.  As of December 31, 2007 we have issued to Excel Management 298,403 shares of our Class A common stock, consisting of the initial 205,442 shares plus the 92,961 anti-dilution shares required to be issued as a result of the March 21, 2005 share issuance to other third parties.  In addition, we were required to issue to Excel Management 357,812 shares of our Class A common stock under the anti-dilutive provisions of the management termination agreement as a result of our merger with Quintana.  Such shares were issued in July 2008.

The price of our Class A common stock may be volatile.

The price of our Class A common stock prior to and after an offering may be volatile, and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in quarterly and annual results;
•	mergers and strategic alliances in the shipping industry;
•	market conditions in the industry;
•	changes in government regulation;
•	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;
•	shortfalls in our operating results from levels forecast by securities analysts;
•	announcements concerning us or our competitors; and
•	the general state of the securities markets.

Future sales of our Class A common stock may depress our stock price.

The market price of our Class A common stock could decline as a result of sales of substantial amounts of our Class A common stock in the public market or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future equity offerings.

Additionally, in connection with the acquisition of Quintana, we have issued restricted shares of our Class A common stock to certain persons who previously were officers and directors of Quintana.  We have agreed to file in the immediate future a shelf registration statement to enable such shareholders to sell these shares to the public.  The sales of these shares under such registration statement could also adversely affect the market price of our Class A common stock.

Issuance of preferred stock may adversely affect the voting power of our shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Our articles of incorporation currently authorize our board of directors to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders’ approval. If our board of directors determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.  The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

It may be difficult to enforce a U.S. judgment against us, our officers and directors  in The Republic of Liberia or the United States, or to assert U.S. securities laws claims in The Republic of Liberia or serve process on our officers and directors.

None of our executive officers and directors are residents of the United States, and substantially all of our assets and the assets of these persons are located outside the United States.  Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Liberian court, or to effect service of process upon these persons in the United States.  Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in the Republic of Liberia.

FORWARD LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance.  The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this prospectus, and in the documents incorporated by reference in this prospectus, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the dry bulk vessel market, changes in the company’s operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of dry bulk vessels, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Commission and the NYSE.  We caution readers of this prospectus and any prospectus supplement not to place undue reliance on these forward-looking statements, which speak only as of their dates.  We undertake no obligation to update or revise any forward-looking statements.

PER SHARE MARKET PRICE INFORMATION

Our Class A common stock has traded on the NYSE under the symbol “EXM” since September 15, 2005.  Prior to that date, our Class A common stock was trading on AMEX under the same symbol.  You should carefully review the tables, for the quarters and years indicated, the high and low closing prices of Excel Class A common shares under the heading “The Offer and Listing” in our annual report on Form 20-F for the year ended December 31, 2007, which is incorporated by reference herein.

The table below sets forth the high and low closing prices for each of the calendar months indicated for Excel Class A common shares.

The high and low closing prices for the Class A common shares, by year, from 2005 to 2007 were as follows:

For The Year Ended	NYSE Low (US$)	NYSE High (US$)
December 31, 2005	11.30	28.47
December 31, 2006	7.66	14.61
December 31, 2007	14.71	81.38

The high and low closing prices for the Class A common shares, by quarter, in 2006, 2007 and for the first two quarters of 2008 were as follows:

For The Quarter Ended	NYSE Low (US$)	NYSE High (US$)
March 31, 2006	9.78	12.34
June 30, 2006	7.66	10.35
September 30, 2006	8.99	12.40
December 31, 2006	11.48	14.61
March 31, 2007	14.71	20.17
June 30, 2007	17.36	27.01
September 30, 2007	25.86	58.21
December 31, 2007	37.68	81.38
March 31, 2008	24.76	39.86
June 30, 2008	28.05	57.72

The high and low closing prices for the Class A common shares for each of the last six months were as follows:

For The Month Ended	NYSE Low (US$)	NYSE High (US$)
March 2008	24.76	32.03
April 2008	28.05	44.81
May 2008	40.06	57.72
June 2008	36.28	52.77
July 2008	32.98	38.10
August 2008	29.31	41.70
September 2008 (through September 26, 2008)	16.39	31.58

On April 15, 2008 we completed our acquistion of Quintana. Total acquisition cost amounted to $1,446 million and was paid partly in cash of approximately $764 million and with the issuance of approximately 23.5 million shares of our Class A common stock. Currently, we have 44,610,248 shares of Class A and 145,746 shares of Class B common stock issued and outstanding.

DIVIDEND POLICY

Following a decision of our Board of Directors on June 30, 2008, we increased our minimum quarterly dividend to $0.40 per common share beginning with the dividend declared and paid for the second quarter of 2008. There can be no assurance that we will continue to pay dividends or as to the amount of any dividend. The payment and the amount of dividends will be subject to the discretion of our Board of Directors and will depend on, among other other things, available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors. Furthermore, because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flows of our subsidiaries and their ability to pay dividends to us.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling shareholders of any shares of our Class A common stock covered by this prospectus.

CAPITALIZATION

           The following table sets forth our consolidated capitalization at June 30, 2008:

•	on an actual basis; and
•	on an adjusted basis to give effect to:
-	the $17.9 million dividend payment on September 15, 2008;
-	the payment of scheduled loan principal installments of $63.5 million;
-
the issuance of 357,812 Class A common shares to Excel Management Ltd., a related party, pursuant to an anti-dilution clause in Excel Management Ltd.’s management termination agreement that was triggered as a result of the issuance of shares in connection with the acquisition of Quintana; and  the issuance of 41,744 Class A common shares to certain ex-employees of Quintana as compensation under their employment and severance agreements upon the acquisition of Quintana.

	As of June 30, 2008

	Actual	Adjusted for Subsequent Events

	(unaudited)
	(dollars in thousands, except share amounts)
Debt:
Current portion of long-term debt (secured and guaranteed)	$282,060	$218,510
Total long-term debt, net of current portion (secured and guaranteed)	1,234,500	1,234,500
1.875% convertible senior notes due 2027 (unsecured)	150,000	150,000
Total debt(1)	$1,666,560	$1,603,010
Stockholders’ equity:
Preferred stock, $0.1 par value: 5,000,000 shares authorized, none issued	$-	$-
Common stock $0.01 par value; 100,000,000 Class A shares and 1,000,000 Class B shares authorized; 44,210,692 Class A shares and 145,746 Class B shares, issued and outstanding, actual; 44,610,248 Class A shares and 145,746 Class B shares, issued and outstanding, as adjusted(2)	$444	$448
Additional paid-in capital	878,387	878,387
Accumulated other comprehensive loss	(66)	(66)
Retained earnings	358,537	340,635
Less: Treasury stock (115,529 Class A shares and 588 Class B shares)	(189)	(189)
Total stockholders' equity	$1,237,113	$1,219,215
Total capitalization	$2,903,673	$2,822,225

(1) Total Debt does not include the fair value of the derivative liabilities including the derivative liability assumed upon acquisition of Quintana.
(2) Outstanding common stock does not reflect shares of common stock issuable, for instance, upon exercise of stock options, under other equity compensation plans, and upon conversion of the convertible notes offered pursuant to our registration statement on Form F-3ASR (No. 333-151664).

ENFORCEMENT OF CIVIL LIABILITIES

           We are a Liberian corporation, and our executive offices and administrative activities and assets, as well as those of certain of the experts named in this prospectus, are located outside the United States.  As a result, it may be difficult for investors to effect service of process within the United States upon us or those persons or to enforce both in the United States and outside the United States judgments against us or those persons obtained in United States courts in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.  In addition, our directors and officers are residents of jurisdictions other than the United States, and all or a substantial portion of the assets of those persons are or may be located outside the United States.  As a result, it may be difficult for investors to effect service of process within the United States on those persons or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.  We have been advised by our legal counsel, Seward & Kissel LLP, that there is uncertainty as to whether the courts of Liberia would (i) enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in Liberian courts against us or such persons predicated upon the federal securities laws of the United States.

TAXATION

The following discussion summarizes the material U.S. federal income tax and Liberian tax consequences to U.S. Holders and Non-U.S. Holders (both as defined below) of the purchase, ownership and disposition of our Class A common stock.  This summary does not purport to deal with all aspects of U.S. federal income taxation or Liberian taxation that may be relevant to an investor’s decision to purchase Class A common stock, nor any tax consequences arising under the laws of any state, locality or other foreign jurisdiction.  This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, U.S. expatriates, persons that hold Class A common stock as part of a straddle, persons who own 10% or more of our outstanding stock, persons deemed to sell the Class A common stock under the constructive sale provisions of the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Holders (as defined below) whose “functional currency” is other than the U.S. dollar, partnerships or other pass-through entities, or persons who acquire or are deemed to have acquired the Class A common stock in an exchange or for property other than cash, or holders subject to the alternative minimum tax, each of which may be subject to special rules.  In addition, this discussion is limited to persons who hold the Class A common stock as “capital assets” (generally, property held for investment) within the meaning of Code Section 1221.

U.S. Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders (both as defined below) of our Class A common stock.  The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.  Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States.  References in the following discussion to “we” and “us” are to Excel Maritime Carriers Ltd. and its subsidiaries on a consolidated basis.

U.S. Federal Income Taxation of U.S. Holders

As used in this section, a “U.S. Holder” is a beneficial owner of Class A common stock that is: (1) an individual citizen or resident alien of the United States, (2) a corporation or other entity that is taxable as a corporation, created or organized under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, and (4) a trust, if a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons has the authority to control all substantial decisions of the trust.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds the Class A common stock, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  Partners of partnerships holding the Class A common stock are encouraged to consult their own tax advisors.

Taxation of Distributions on Class A Common Stock

Subject to the discussion below under “Passive Foreign Investment Company Status and Significant Tax Consequences,” distributions, if any, paid on our Class A common stock generally will be includable in a U.S. Holder’s income as dividend income to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar for dollar basis and thereafter as capital gain.  Such distributions will not be eligible for the dividends-received deduction, but may qualify for taxation at preferential rates (for taxable years beginning on or before December 31, 2010) in the case of a U.S. Holder which is an individual, trust or estate, provided that the Class A common stock is traded on an established securities market in the United States (such as the New York Stock Exchange on which our Class A common stock is currently traded) and such holder meets certain holding period and other requirements, and provided further that we do not constitute a passive foreign investment company, as described below.  Legislation has been recently introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment.  Dividends paid on our Class A common stock will be income from sources outside the United States and will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income” for U.S. foreign tax credit limitation purposes.

Sale, Exchange or Other Disposition of Class A common stock

Subject to the discussion below under “Passive Foreign Investment Company Status and Significant Tax Consequences,” upon the sale, exchange or other disposition of Class A common stock, a U.S. Holder generally will recognize capital gain or capital loss equal to the difference between the amount realized on such sale or exchange and such holder’s adjusted tax basis in such Class A common stock.  U.S. Holders are encouraged to consult their tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for U.S. Holders who are individuals, trusts or estates) and losses (the deductibility of which is subject to limitations).  A U.S. Holder's gain or loss will generally be treated (subject to certain exceptions) as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for U.S. federal income tax purposes.  In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder of our Class A common stock if, for any taxable year in which such holder held our Class A common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year.  Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute active income from the performance of services rather than passive, rental income.  Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company.  Although we believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes, the IRS or a court could disagree with our position.  In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

If we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder of our Class A common stock would be subject to a disadvantageous tax regime.  Among other things, upon certain distributions by us or the disposition of the Class A common stock, a U.S. Holder would be required to treat such income as ordinary income and pay an interest charge on the amount of taxes deferred during the U.S. Holder’s holding period of the Class A common stock.

A U.S. Holder is encouraged to consult its tax advisor regarding the potential tax consequences of owning the Class A common stock if we were to be treated as a passive foreign investment company.

U.S. Federal Income Taxation of Non-U.S. Holders

A “Non-U.S. Holder” is a beneficial owner of Class A common stock that is neither a “U.S. Holder,” as defined above, nor a partnership or other entity treated as a partnership for U.S. federal income tax purposes.  In general, payments on the Class A common stock to a Non-U.S. Holder and gain realized by a Non-U.S. Holder on the sale, exchange, redemption or conversion of the Class A common stock will not be subject to U.S. federal income or withholding tax, unless:

(1)
such income is effectively connected with a trade or business conducted by such Non-U.S. Holder in the United States (or, in the case of an applicable tax treaty, is attributable to the Non-U.S. Holder's permanent establishment in the United States),

(2)
in the case of gain, such Non-U.S. Holder is a nonresident alien individual who is present in the United States for more than 182 days in the taxable year of the sale of the Class A common stock and certain other requirements are met, or

(3)	the certification described below (see “Information Reporting and Backup Withholding”) has not been fulfilled with respect to such Non-U.S. Holder.

Except as may otherwise be provided in an applicable income tax treaty between the United States and a foreign country, a Non-U.S. Holder will generally be subject to tax in the same manner as a U.S. Holder with respect to payments of interest if such payments are effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States. Such a Non-U.S. Holder will be required to provide the withholding agent with a properly executed IRS Form W-8ECI. In addition, if the Non-U.S. Holder is a corporation, such holder may be subject to a branch profits tax at a 30% rate (or such lower rate provided by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. A Non-U.S. Holder will not be considered to be engaged in a trade or business within the United States for U.S. federal income tax purposes solely by reason of holding the Class A common stock.

Information Reporting and Backup Withholding

Under certain circumstances, the Code requires “information reporting” annually to the IRS and to each U.S. Holder and Non-U.S. Holder (collectively, a “Holder”), and “backup withholding” with respect to certain payments made on or with respect to the Class A common stock.  Certain Holders are exempt from backup withholding, including corporations, tax-exempt organizations, qualified pension and profit sharing trusts, and individual retirement accounts that provide a properly completed IRS Form W-9. Backup withholding will apply to a non-exempt U.S. Holder if such U.S. Holder (1) fails to furnish its Taxpayer Identification Number, or TIN, which, for an individual would be his or her Social Security Number, (2) furnishes an incorrect TIN, (3) is notified by the IRS that it has failed to properly report payments of interest and dividends, or (4) under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

A Non-U.S. Holder which receives payments made on or with respect to the Class A common stock through the U.S. office of a broker, will be not be subject to either IRS reporting requirements or backup withholding if such Non-U.S. Holder provides to the withholding agent either IRS Form W-8BEN or W-8IMY, as applicable, together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating that the Non-U.S. Holder is not a U.S. person.

The payment of the proceeds on the disposition of the Class A common stock to or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the Holder provides the certification described above or otherwise establishes an exemption from such reporting and withholding requirements.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be offset by the amount of tax withheld. If backup withholding results in an overpayment of U.S. federal income tax, a refund or credit may be obtained from the IRS, provided that certain required information is furnished. Copies of the information returns reporting such interest and withholding may be made available to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

Taxation of the Company’s Operating Income

In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels (e.g., through a contract of affreightment), from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States.  Shipping income includes income derived both from vessels which are owned by a foreign corporation as well as those vessels that are chartered in by a foreign corporation.  For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States.  We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

In the absence of exemption from tax under Code Section 883, our gross U.S. source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Code Section 883 and the regulations thereunder, we will be exempt from U.S. federal income taxation on our U.S.-source shipping income if:

(1)	we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

(2)           either

(A)
more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,” or

(B)
our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

Liberia, the Marshall Islands and Cyprus, the jurisdictions where we and our ship-owning subsidiaries are incorporated, each has been formally recognized by the IRS as a foreign country that grants an “equivalent exemption” to United States corporations.  Liberia was so recognized based on a Diplomatic Exchange of Notes entered into with the United States in 1988. It is not clear whether the IRS will still recognize Liberia as an “equivalent exemption” jurisdiction as a result of the New Act, discussed below, which on its face does not grant the requisite equivalent exemption to United States corporations. If the IRS does not so recognize Liberia as an “equivalent exemption” jurisdiction, we and our Liberian subsidiaries will not qualify for exemption under Code section 883 and would not have so qualified for 2002 and subsequent years. Assuming, however, that the New Act does not nullify the effectiveness of the Diplomatic Exchange of Notes, the IRS will continue to recognize Liberia as an equivalent exemption jurisdiction and we will be exempt from United States federal income taxation with respect to our U.S. source shipping income if either the 50% Ownership Test or the Publicly Traded Test is met. As discussed below, because our Class A common shares are publicly traded, it may be difficult for us to establish that we satisfy the 50% Ownership Test.

Treasury regulations issued under Code section 883 provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded, during that year on any other established securities market. Our Class A common shares are “primarily traded” on the New York Stock Exchange.

Under the regulations, stock of a foreign corporation is considered to be “regularly traded” on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of its stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.  Our shares are not “regularly traded” within the meaning of the regulations because of the voting power held by our Class B common shares.  As a result, we do not satisfy the Publicly-Traded Test.

Under the regulations, if we do not satisfy the Publicly-Traded Test and therefore are subject to the 50% Ownership Test, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders in order to qualify for the Code section 883 exemption.  These requirements are onerous and due to the publicly-traded nature of our stock, we do not believe that we will be able to satisfy them. Since we do not satisfy the Publicly-Traded Test or the 50% Ownership Test, we will not qualify for the section 883 exemption.

Section 887

Since we do not qualify for exemption under section 883 of the Code, our U.S. source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as discussed below, is subject to a 4% tax imposed by section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income will never exceed 2% under the 4% gross basis tax regime.  This tax was $0.4 million for the tax year 2006.

Effectively Connected Income

To the extent our U.S. source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

Our U.S. source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of Vessels

We will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

Liberian Tax Considerations

The Company and certain of its subsidiaries are incorporated in the Republic of Liberia.  The Republic of Liberia enacted a new income tax act generally effective as of January 1, 2001 (“New Act”).  In contrast to the income tax law previously in effect since 1977 (“Prior Law”), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of non-resident Liberian corporations, such as ourselves and our Liberian subsidiaries, who conduct no business in Liberia and were wholly exempted from tax under Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping such as ourselves will not be subject to tax under the new act retroactive to January 1, 2001 (the “New Regulations”).  In addition, the Liberian Ministry of Justice issued an opinion that the new regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, assuming that the New Regulations are valid, we and our Liberian subsidiaries will be wholly exempt from Liberian income tax as under Prior Law.

If we were subject to Liberian income tax under the New Act, we and our Liberian subsidiaries would be subject to tax at a rate of 35% on our worldwide income.  As a result, our net income and cash flow would be materially reduced by the amount of the applicable tax.

If we were subject to Liberian income tax under the New Act, then shareholders of our Class A common stock would be subject to Liberian withholding tax on dividends paid by us at rates ranging from 15% to 20%.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL AND LIBERIAN INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.  YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF ACQUIRING, HOLDING, CONVERTING OR OTHERWISE DISPOSING OF THE SHARES OF OUR CLASS A COMMON STOCK, INCLUDING THE EFFECT AND APPLICABILITY OF LIBERIAN AND OTHER FOREIGN TAX LAWS.

DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

Under our Amended and Restated Articles of Incorporation (the “Articles”), our authorized capital stock consists of 100,000,000 Class A common shares, par value $0.01 per share, and 1,000,000 Class B common shares, par value $0.01 per share, of which, as of September 11, 2008, 44,755,994 are issued and outstanding in the aggregate in Class A and Class B, consisting of 44,610,248 and 145,746 outstanding shares, respectively, and 5,000,000 preferred shares, par value $0.1 per share, of which none are issued and outstanding. All of our shares are in registered form.  The following summary description of the terms of our capital stock is not complete and is qualified by reference to our Articles and By-Laws, copies of which we have filed as exhibits to periodic filings made by us with the Commission, the certificate of designations which we will file with the Commission at the time of any offering of our preferred stock, and information contained in our filings with the Commission to the extent these filings are incorporated by reference herein as set forth in “Where You Can Find Additional Information.”

We granted an option to purchase Class A common stock, as described in “Description of Capital Stock — Share History.”  We have not granted any other options or warrants, but may do so in the future.

Share History

In October 1997, certain of our shareholders purchased approximately 65% of the common shares of B+H Maritime Carriers Ltd., a Liberian corporation formed in November 1988 that had disposed of its assets and ceased operations.  We changed our name to Excel Maritime Carriers Ltd. on April 28, 1998.  We effected a 1–for–20 reverse stock split on May 8, 1998, resulting in 221,806 common shares outstanding.  Thereafter, our common shares were approved for listing and commenced trading on the American Stock Exchange under the symbol “EXM.”  On May 22, 1998, we issued 6,350,000 common shares resulting in 6,571,806 common shares outstanding.

On August 31, 1999, our shareholders approved amendments to our Articles increasing the number of shares we may issue to an aggregate of 55,000,000 shares as follows: 5,000,000 shares of Preferred Stock (par value $0.1 per share), 49,000,000 Class A common shares (par value $0.01 per share), and 1,000,000 Class B common shares (par value $0.01 per share).

During September and October 1999, we issued a total of 4,924,347 Class A common shares as consideration for the acquisition of the shares of four holding companies that each owned one vessel.  On December 27, 1999, we issued to our existing shareholders a share dividend of one Class B common share for every 100 Class A common shares held by the existing shareholders.  Class B common shares entitle the shareholder to 1,000 votes per share and do not have an active trading market.  The Class B common shares are not listed on any exchange or quotation system.

On March 21, 2002, we paid a one-time cash dividend of $2.15 per share. During that year, we sold 51,028 of our treasury shares. During 2003, we acquired 1,300 of our Class A common shares and 14 of our Class B common shares for an average price of $1.15.

On October 4, 2004, we granted Mr. Georgakis, then our Chief Executive Officer, President and a Director, the option to purchase 100,000 shares of Class A common stock. Following his resignation, all 100,000 options were forfeited,  and all the options were subsequently cancelled.

On December 13, 2004, we issued 2,200,000 shares of Class A common stock at $25.00 per share, and on March 21, 2005, we issued 5,899,000 shares of our Class A common stock at $21.00 per share in transactions registered pursuant to the Securities Act.

On March 2, 2005, we agreed to issue 205,442 shares of our Class A common stock to Excel Management and to issue to Excel Management additional shares at any time before January 1, 2009 if we issue additional shares of Class A common stock to any other party for any reason, such that the number of additional Class A common stock to be issued to Excel Management together with the 205,442 shares of our Class A common stock to be issued to Excel Management, in the aggregate, equals 1.5% of our total outstanding Class A common stock after taking into account the third party issuance and the shares to be issued to Excel Management under the anti-dilution provisions of the termination agreement, in exchange for terminating the management agreement mentioned above and in exchange for a one-time cash payment of $2,023,846.  On March 2, 2007, Excel Management informed us of its intention to consummate the transaction regarding the Management Termination agreement mentioned above. On June 19, 2007, we received payment in an amount of approximately $2.0 million upon issuance of the initial 205,442 shares and the 92,961 anti-dilution shares required to be issued as a result of the March 21, 2005 share issuance to other third parties, total 298,403 shares.

As of September 15, 2005, our Class A common shares have been listed on the NYSE under the symbol “EXM.”

On February 9, 2006, we granted Mr. Panayotides, the Chairman of our Board of Directors, 20,380 Class A or Class B shares at his option. On July 28, 2006, upon exercise of his option, we issued 20,380 shares of our Class B common stock to Mr. Panayotides.

On May 22, 2007, we declared a quarterly cash dividend of $0.20 per share for the first quarter 2007, payable on June 15, 2007 to shareholders of record on June 1, 2007.

On June 19, 2007, we issued 298,403 shares of Class A common stock to Excel Management pursuant to an existing contractual obligation in connection with the termination of our management agreement with Excel Management.  We received approximately $2.0 million from Excel Management for these shares.  Until December 1, 2008, we are obligated to issue additional shares to Excel Management if we issue Class A common stock, as described in “Major Shareholders and Related Party Transactions—Excel Management Ltd.” in our annual report for the fiscal year 2007 filed on Form 20-F, which is incorporated by reference herein.

           On August 13, 2007, we declared a quarterly cash dividend of $0.20 per share for the second quarter 2007, payable on September 10, 2007 to shareholders of record as of August 31, 2007.

On October 16, 2007, our shareholders approved amendments to our Articles increasing the number of shares we may issue to an aggregate of 106,000,000 shares as follows: 5,000,000 shares of Preferred Stock (par value $0.1 per share), 100,000,000 Class A common shares (par value $0.01 per share), and 1,000,000 Class B common shares (par value $0.01 per share).

On November 13, 2007, we declared a quarterly cash dividend of $0.20 per share for the third quarter 2007, payable on December 11, 2007 to shareholders of record on November 30, 2007.

In February and March 2008, based on proposals of the Compensation committee and following the approval of the Company’s Board of Directors, a cash bonus of $0.9 million was granted to the Company’s executive officers and the chairman of the Board of Directors which was accrued and is included in General and administrative expenses in the accompanying 2007 consolidated statement of income. In addition, 10,996 shares were also granted to the executive officers in the form of restricted stock and 10,420 restricted shares were granted to the chairman of the Board of Directors. Half of the shares will vest on the first anniversary of the grant date and the remainder on the second anniversary of the grant date. The Chairman had the option to take the restricted stock in either Class A or Class B shares and the option was declared in favor of the Class B shares on June 4, 2008.

On March 17, 2008, we declared a quarterly cash dividend of $0.20 per share for the fourth quarter 2007, paid on April 11, 2008 to shareholders of record on March 31, 2008.

On April 10, 2008, the Compensation Committee proposed and agreed that 500,000 of restricted stock were to be granted to the Chairman of Excel, Mr. Gabriel Panayotides in recognition of his initiatives and efforts deemed to be outstanding and crucial to the success of the Company during 2007. 50% of the shares will be vested on December 31, 2008 and the remaining 50% will vest on December 31, 2009, provided that Mr. Panayotides continues to serve as a director of the Company. All stock awarded will be in Class A shares. The Board of Directors approved the grant on April 11, 2008.

On April 15, 2008, we completed our acquisition of Quintana, and, pursuant to the Merger Agreement, each issued and outstanding share of Quintana common stock was converted into the right to receive (i) $13.00 in cash and (ii) 0.3979 shares of our Class A common stock. Total compensation paid by us for the acquisition of Quintana was $1.5 billion settled by $0.8 billion in cash and $0.7 billion in 23,496,308 shares of our Class A common stock.

On May 19, 2008, we declared a quarterly cash dividend of $0.20 per share for the first quarter 2008, paid on June 16, 2008 to shareholders of record on June 2, 2008.

On June 5, 2008, the Compensation Committee proposed and agreed that 300,000 of restricted stock were to be granted to the president and chief executive officer of Excel, Mr. Stamatis Molaris in recognition of his appointment to lead the Company following the acquisition of Quintana. The effective date of the award is April 16, 2008. 20% of the stock will vest on the first anniversary of the effective date, 30% will vest on the second anniversary of the effective date and the remaining stock will vest on the third anniversary of the effective date. All stock awarded will be in Class A shares. The Board of Directors approved the grant on June 6, 2008. As of June 30,, 2008, the shares were issued.

On July 1, 2008, we issued 357,812 shares of Class A common stock to Excel Management pursuant to an existing contractual obligation in connection with the termination of our management agreement with Excel Management in 2005.  We were obligated to issue these shares as a result of the anti-dilution provision in the Management Termination agreement, which was triggered by our acquisition of Quintana.  Until December 1, 2008, we are obligated to issue additional shares to Excel Management if we issue Class A common stock, as described in “Major Shareholders and Related Party Transactions—Excel Management Ltd.” in our annual report for the fiscal year 2007 filed on Form 20-F, which is incorporated by reference herein.

On July 3, 2008, we issued 39,650 shares of Class A common stock to certain ex-employees of Quintana as compensation under their severance agreements upon the acquisition of Quintana.

On August 11, 2008, we declared a quarterly cash dividend of $0.40 for the second quarter 2008, paid on September 15, 2008 to shareholders of record on September 1, 2008.

We have elected to satisfy our conversion obligation with respect to the remaining term of the notes exclusively in cash for 100% of the principal amount of the notes converted, and we have elected also to satisfy exclusively in cash any remaining amount with respect to such converted notes.

We have not granted any options or warrants to acquire any of our capital stock other than those described above, but may do so in the future.

Common Shares

We have both Class A common shares and Class B common shares.  As of September 11, 2008, we have 44,755,994 common shares outstanding in the aggregate, in two separate classes: 44,610,248 Class A common shares and 145,746 Class B common shares.  The holders of the Class A shares are entitled to one vote per share on each matter requiring the approval of the holders of our common shares, whether pursuant to our Articles, our By-laws, the Liberian Business Corporation Act or otherwise.  The holders of Class B shares are entitled to 1,000 votes per Class B share. Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by the board of directors out of funds legally available for dividends.  Holders of common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities.  All outstanding common shares are fully paid and nonassessable.  The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of any preferred shares which we may issue in the future. Our Class A common shares are listed on the NYSE under the symbol “EXM.”

SELLING SHAREHOLDERS

This prospectus relates to the proposed sale from time to time of up to 1,479,898 shares of our Class A common stock issued to the selling shareholders named in the table below. We have filed the registration statement of which this prospectus forms a part in order to permit the selling shareholders or their respective transferees, donees, pledgees or successors-in-interest to offer these shares for resale from time to time.

1,440,248 shares of our Class A common stock covered by this prospectus were acquired by the following selling shareholders: Hans J. Mende, Stamatis Molaris and Corbin J. Roberston, III.  These Class A common shares were acquired as part of the consideration we paid to Quintana shareholders in connection with our acquisition of Quintana pursuant to the Merger Agreement, by which Quintana became our wholly-owned subsidiary.  On April 15, 2008, at the time the acquisition became effective, each share of Quintana common stock, including those shares held by the selling shareholders, was converted into the right to receive (i) $13.00 in cash and (ii) 0.3979 shares of our Class A common stock. Pursuant to the Merger Agreement, we agreed to file a registration statement covering the resale from time to time of our shares of Class A common stock received as consideration for the merger by officers or directors of Quintana who serve on our board of directors following the completion of the merger.  The selling shareholders named in the table below are those directors and/or officers of Quintana who received shares of our Class A common stock as consideration for the merger and now serve on our board of directors.

Additionally, 39,650 shares of our Class A common stock covered by this prospectus were acquired by the following selling shareholders: Apostolos Apostolou, Vasilis Koutsolakos, Michalis Koutsouridis, Dimitris Logothetis and Alexandros Tsitsonis.  These selling shareholders, who were formerly employees of Quintana and are now employees of Excel, received the shares of our Class A common stock in connection with employment and severance agreements between these selling shareholders and Quintana.

We have also agreed to use our commercially reasonably efforts to keep this prospectus current and available for resales by each such selling shareholder until such selling shareholder has sold all such shares or ceases to serve on our board of directors.

The following table sets forth certain information with respect to the selling shareholders and their beneficial ownership of our Class A common shares.  The table is based upon information provided by the selling shareholders.  The table assumes that all the shares being offered by the selling shareholder pursuant to this prospectus are ultimately sold in the offering. The selling shareholders may sell some, all or none of their shares covered by this prospectus and as a result the actual number of shares that will be held by the selling shareholders upon termination of the offering may exceed the minimum number set forth in the table.  In addition, the selling shareholders may have sold, transferred or otherwise disposed of our Class A common shares in a transaction exempt from the registration requirement of the Securities Act since the date on which they provided the information regarding their beneficial ownership of our Class A common shares.

Name of Selling Shareholders	Number of shares Beneficially Owned Prior to the Offering (1)	Ownership Percentage Prior to the Offering	Maximum Number of shares Being Offered	Minimum Number of shares to be Beneficially Owned Upon Termination of the Offering	Ownership Percentage Upon Termination of the Offering
Hans J. Mende(2)	958,253	2.2%	958,253	0	0%
Stamatis Molaris(3)	282,034	*	282,034	0	0%
Corbin J. Robertson, III(4)	199,961	*	199,961	0	0%
Apostolos Apostolou	10,317	*	10,317	0	0%
Vasilis Koutsolakos	7,656	*	7,656	0	0%

Name of Selling Shareholders	Number of shares Beneficially Owned Prior to the Offering (1)	Ownership Percentage Prior to the Offering	Maximum Number of shares Being Offered	Minimum Number of shares to be Beneficially Owned Upon Termination of the Offering	Ownership Percentage Upon Termination of the Offering
Michalis Koutsouridis	12,746	*	12,746	0	0%
Dimitris Logothetis	4,591	*	4,591	0	0%
Alexandros Tsitsonis	4,340	*	4,340	0	0%
Total	1,479,898	3.3%	1,479,898	0	0%

*	Less than one percent
(1)	For purposes of this table, beneficial ownership is computed pursuant to Rule 13d-3 under Securities Exchange Act.
(2)
Includes 934,181 shares held by AMCI Acquisition II, LLC, a limited liability company indirectly controlled by Mr. Mende. Mr. Mende currently serves on our Board of Directors. Mr. Mende’s address is c/o AMCI, Inc., 475 Steamboat Road, Greenwich, CT, 06830.

(3)
Excludes 300,000 shares granted to Mr. Molaris by our Board of Directors, as discussed above. Mr. Molaris currently serves on our board of directors. Mr. Molaris’s address is Pandoras 13 Kyprou Street, Glyfada, 16674.

(4)	Mr. Robertson currently serves on our Board of Directors. Mr. Robertson’s address is 601 Jefferson, Suite 3600, Houston, TX, 77002.

PLAN OF DISTRIBUTION

Sales of Securities by the Selling Securityholders

The Excel Class A common shares covered by this prospectus may be offered and sold by the selling shareholders, or by transferees, assignees, donees, pledgees or other successors-in-interest of such shares received after the date of this prospectus from a selling shareholder, directly or indirectly through brokers-dealers, agents or underwriters on the New York Stock Exchange or any other stock exchange, market or trading facility on which such shares are traded, or through private transactions.  The Excel Class A common shares covered by this prospectus may be sold by any method permitted by law, including, without limitation, one or more of following transactions:

●	ordinary brokerage transactions or transactions in which the broker solicits purchasers;

●	purchases by a broker or dealer as principal and the subsequent resale by such broker or dealer for its account;

●	block trades, in which a broker or dealer attempts to sell the shares as agent but may position and resell a portion of the shares as principal to facilitate the transaction;

●	through the writing of options on the shares, whether such options are listed on an options exchange or otherwise;

●	the disposition of the shares by a pledgee in connection with a pledge of the shares as collateral to secure debt or other obligations;

●	an exchange distribution in accordance with the rules of the applicable stock exchange;

●	through privately negotiated transactions;

●	through the settlement of short sales entered into after the date of this prospectus;

●	by agreement with a broker-dealers to sell a specified number of shares at a stipulated price per shares; and

●	a combination of any such methods of sale.

The selling shareholders may also transfer their shares by means of gifts, donations and contributions.  Subject to certain limitations under rules promulgated under the Securities Act, this prospectus may be used by the recipients of such gifts, donations and contributions to offer and sell the shares received by them, directly or through brokers-dealers or agents and in private or public transactions.

The selling shareholders my sell their shares at market prices prevailing at the time of sale, at negotiated prices, at fixed prices or without consideration by any legally available means.   The aggregate net proceeds to the selling shareholders from the sale of their shares will be the purchase price of such shares less any discounts, concessions or commissions received by broker-dealers or agents.  We will not receive any proceeds from the sale of any shares by the selling shareholders.

The selling shareholders and any broker-dealers or agents who participate in the distribution of their Excel Class A common shares may be deemed to be “underwriters” within the meaning of the Securities Act.  Any commission received by such broker-dealers or agent on the sales and any profit on the resale of share purchased by broker-dealers or agent may be deemed to be underwriting commissions or discounts under the Securities Act.  As a result, we have informed the selling shareholders that Regulation M, promulgated under the Exchange Act, may apply to sales by the selling shareholders in the market.  The selling shareholders may agree to indemnify any broker, dealer or agent that participates in transactions involving the sale of their Excel Class A common shares against certain liabilities, including liabilities arising under the Securities Act.

To the extent required with respect to a particular offer or sale of Excel Class A common shares by a selling shareholders, we will file a prospectus supplement pursuant to Section 424(b) of the Securities Act, which will accompany this prospectus, to disclose:

●	the number of shares to be sold;

●	the purchase price;

●	the name of any broker-dealer or agent effecting the sale or transfer and the amount of any applicable discounts, commissions or similar selling expenses; and

●	any other relevant information.

The selling shareholders are acting independently of us in making decisions with respect to the timing, price, manner and size of each sale.  We have not engaged any broker-dealer or agent in connection with the sale of Excel Class A common shares held by the selling shareholders, and there is no assurance that the selling shareholders will sell any or all of their shares. We have agreed to make available to the selling shareholders copies of this prospectus and any applicable prospectus supplement and have informed the selling shareholders of the need to deliver copies of this prospectus and any applicable prospectus supplement to purchasers prior to any sale to them.

The selling shareholders may also sell all or a portion of their Excel Class A common shares in open market transactions under Section 4(1) of the Securities Act including transactions in accordance with Rule 144 promulgated thereunder, rather than under the shelf registration statement, of which this prospectus forms a part.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

SEC registration fee	$2,126.86
Blue sky fees and expenses	$______*
Printing and engraving expenses	$______*
Legal fees and expenses	$______*
NYSE Supplemental Listing Fee	$______*
Accounting fees and expenses	$______*
Transfer Agent fees	$______*
Miscellaneous	$______*

Total	$______*

*	To be provided by amendment or as an exhibit to Report on Form 6-K that is incorporated by reference into this prospectus.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Seward & Kissel LLP, New York, New York with respect to matters of U.S. and Liberian law.

EXPERTS

The consolidated financial statements of Excel Maritime Carriers Ltd. appearing in Excel Maritime Carriers Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2007 and the effectiveness of Excel Maritime Carriers Ltd.’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2007 and 2006 and for each of the two years in the period ended December 31, 2007 and the period from January 13, 2005 (inception) through December 31, 2005 of Quintana Maritime Limited, incorporated in this Prospectus by reference from Excel Maritime Carriers Ltd.’s Current Report on Form 6-K, have been audited by Deloitte Hadjipavlou, Sofianos & Cambanis, S.A., an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference.  Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act of 1933, we filed a registration statement relating to the securities offered by this prospectus with the Commission.  This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file annual and special reports with the Commission.  You may read and copy any document that we file at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549.  The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.  In addition, you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Information Incorporated by Reference

The Commission allows us to “incorporate by reference” information that we file with it.  This means that we can disclose important information to you by referring you to those filed documents.  The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•
our Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Commission on May 27, 2008, as amended on June 6, 2008, which contains audited consolidated financial statements for the most recent fiscal year for which those statements have been filed;

•
our current reports on Form 6-K submitted on October 2, 2007, January 31, 2008, May 15, 2008, June 6, 2008 (financial statements of Quintana for the year ended December 31, 2007 and unaudited pro forma condensed and combined financial statements as of and for the year ended December 31, 2007), June 6, 2008 (financial statements of Quintana for the first quarter of 2008) and August 11, 2008.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Commission and certain Reports on Form 6-K that we submit to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated.

In addition, the description of Excel Class A common shares contained in Excel’s registration statements under Section 12 of the Exchange Act is incorporated into this prospectus by reference.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only.  Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filings or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

17th km National Road Athens
Lamia & Finikos Street,
145-64 Nea Kifisia
Athens, Greece
(011)(30) (210) 620-9520

Information Provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent public accountants, and intend to furnish semi-annual reports containing selected unaudited financial data for the first six months of each fiscal year.  The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods.  As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.  While we intend to furnish proxy statements to any shareholder in accordance with the rules of the NYSE, those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act.  In addition, as a “foreign private issuer”, we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

Up to 1,479,898 Class A Common Shares

 Prospectus Delivery Obligation

Through and including [_________], 2008, which is the 40th day after the date of this prospectus, all dealers effecting transactions in the common stock, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8.  Indemnification of Directors and Officers.

Section 7.01 of the By-laws of the Company provides that:

The corporation shall indemnify any director or officer of the corporation who was or is an “authorized representative” of the corporation (which shall mean for the purposes of this Article a director or officer of the corporation, or a person serving at the request of the corporation as a director, officer, partner or trustee of another corporation, partnership, joint venture, trust or other enterprise) and who was or is a “party” (which shall include for purposes of this Article the giving of testimony or similar involvement) or is threatened to be made a party to any “third party proceeding” (which shall mean for purposes of this Article any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation) by reason of the fact that such person was or is an authorized representative of the corporation, against expenses (which shall include for purposes of this Article attorneys’ fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal third party proceeding (which shall include for purposes of this Article any investigation which could or does lead to a criminal third party proceeding) had no reasonable cause to believe such conduct was unlawful.  The termination of any third party proceeding by judgment, order, settlement, indictment, conviction or upon a plea of no contest of its equivalent, shall not, of itself, create a presumption that the authorized representative did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal third party proceeding, had reasonable cause to believe that such conduct was unlawful.

Section 7.02 of the By-laws of the Company provides that:

The corporation shall indemnify any director or officer of the corporation who was or is an authorized representative of the corporation and who was or is a party or is threatened to be made a party to any “corporate proceeding” (which shall mean for purposes of this Article any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor or any investigative proceeding by or on behalf of the corporation) by reason of the fact that such person was or is an authorized representative of the corporation, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such corporate proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person’s duty to the corporation unless and only to the extent that the court in which such corporate proceedings was pending shall determine upon applications that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 7.03 of the By-laws of the Company provides that:

To the extent that an authorized representative of the corporation who neither was nor is a director or officer of the corporation has been successful on the merits or otherwise in defense of any third party or corporate proceeding or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith.  Such an authorized representative may, at the discretion of the corporation, be indemnified by the corporation in any other circumstances to any extent if the corporation would be required by Section 7.01 or 7.02 of this Article to indemnify such person in such circumstances to such extent if such person were or had been a director or officer of the corporation.

Section 7.04 of the By-laws of Excel provides that:

Any indemnification under Section 7.01, 7.02 or 7.03 of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the authorized representative is proper in the circumstances because such person has either met the applicable standard of conduct set forth in Section 7.01 or Section 7.02 or has been successful on the merits or otherwise as set forth in Section 7.03 and that the amount requested has been actually and reasonably incurred. Such determination shall be made:

(1)           by the board of directors by a majority of a quorum consisting of directors who were not parties to such third party or corporate proceeding, or

(2)           if such a disinterested quorum is not obtainable, by a majority of the entire board, including as voting members those directors who are or were parties to such third party or corporate proceeding, or

(3)           if such a disinterested quorum is not obtainable, or, even if obtainable, a majority vote of such a quorum so directs, by independent legal counsel in a written opinion upon reference by the board of directors, or

(4)           by the shareholders upon reference by the board of directors.

Section 7.05 of the By-laws of Excel provides that:

Expenses actually and reasonably incurred in defending a third party or corporate proceeding shall be paid on behalf of a director or officer of the corporation by the corporation in advance of the final disposition of such third party or corporate proceeding as authorized in the manner provided in Section 7.04 of this Article upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that such person is entitled to be indemnified by the corporation as authorized in this Article and may be paid by the corporation in advance on behalf of any other authorized representative when authorized by the board of directors on receipt of a similar undertaking. The financial ability of such authorized representative to make such repayment shall not be a prerequisite to the making of an advance.

Section 7.06 of the By-laws of Excel provides that:

The indemnification of authorized representatives, as authorized by this Article shall:

(1)           not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any statute, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity.

(2)           continue as to a person who has ceased to be an authorized representative, and

(3)           inure to the benefit of the heirs, executors and administrators of such a person.

Section 7.07 of the By-laws of Excel provides that:

Each person who shall act as an authorized representative of the corporation shall be deemed to be doing so in reliance upon the rights of indemnification provided by this Article.

Section 7.08 of the By-laws of Excel provides that:

The corporation may purchase and maintain insurance on behalf of any person specified in the Business Corporation Act against liability asserted against him and incurred by him, whether or not the corporation would have power to indemnify him against such liability under the provisions of the Business Corporation Act.

Article Eleventh to the Articles of Incorporation of Excel provides that:

No Director or officer of the Corporation shall be personally liable to the Corporation or to any shareholder of the Corporation for monetary damages for breach of fiduciary duty as a Director or officer, provided that this provision shall not limit the liability of a Director or officer (i) for any breach of the Director’s or the officer’s duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the Director or officer derived an improper personal benefit.

Section 6.13 of the Liberian Business Corporation Act provides as follows:

Indemnification of directors and officers.

(1)
Actions not by or in right of the corporation.  A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.  The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonable believed to be in or not opposed to the bests interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(2)
Actions by or in right of the corporation.  A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or nor opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3)
When director or officer successful.  To the extent that director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs 1 or 2, or in the defense of a claim, issued or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4)
Payment of expenses in advance.  Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final deposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5)
Insurance.  A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

(6)
Other rights of indemnification unaffected.  The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(7)
Continuation of indemnification.  The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administration of such persons.

Item 9.  Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
2.1
Agreement and Plan of Merger, dated as of January 29, 2008, between Excel Maritime Carriers Ltd. Quintana Maritime Limited and Bird Acquisition Corp., a direct wholly-owned subsidiary of Excel (Incorporated by reference to Exhibit 1 to the Company’s Form 6-K filed with the Commission on January 31, 2008)

2.2
First Amendment to Agreement and Plan of Merger, dated as of January 29, 2008, between Excel Maritime Carriers Ltd. Quintana Maritime Limited and Bird Acquisition Corp., a direct wholly-owned subsidiary of Excel (Incorporated by reference to Exhibit 2.1 to the Company’s Form 6-K filed with the Commission on February 11, 2008)

4.1
Specimen Class A Common Share Certificate (Incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 filed with the Commission on May 6, 1998 (Registration No. 333-8712))

5.1	Opinion of Seward & Kissel LLP, United States and Liberian counsel to Excel Maritime Carriers, Ltd.
23.1	Consent of Seward & Kissel LLP (included in Exhibit 5.1)
23.2	Consent of independent registered public accounting firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A.)
23.3	Consent of independent registered public accounting firm (Deloitte.Hadjipavlou, Sofianos & Cambanis S.A.)
24	Power of Attorney (contained in signature page)
______________
*	To be filed either as an amendment or as an exhibit to a report filed pursuant to the Exchange Act of the Registrant and incorporated by reference into this Registration Statement.

Item 10.  Undertakings.

The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement, unless the information required to be included is to contained in reports filed with or furnished to the Commission that are incorporated by reference in this Registration Statement or is contained in a form of prospectus filed pursuant to Rule 424(b) under the Securities Act that is part of this Registration Statement,

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.  Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.  Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of this Registration Statement as of the date the filed prospectus was deemed part of and included in this Registration Statement.

(6)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of this Registration Statement for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in this Registration Statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus.  As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(7)
The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(8)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)
The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Exhibits filed herewith

5.1	Opinion of Seward & Kissel LLP, United States and Liberian counsel to Excel Maritime Carriers, Ltd.
23.1	Consent of Seward & Kissel LLP (included in Exhibit 5.1)
23.2	Consent of independent registered public accounting firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A.)
23.3	Consent of independent registered public accounting firm (Deloitte.Hadjipavlou, Sofianos & Cambanis S.A.)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Athens, country of Greece on September 29, 2008.

EXCEL MARITIME CARRIERS LTD.

By:	/s/ Stamatis Molaris
Name:	Stamatis Molaris
Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Gary J. Wolfe, Robert E. Lustrin and Anthony Tu-Sekine, his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on September 29, 2008 in the capacities indicated.

Signature	Title
/s/ Gabriel Panayotides Gabriel Panayotides	Chairman of the Board of Directors
/s/ Stamatis Molaris Stamatis Molaris	President, Chief Executive Officer and Director
/s/ Frithjof Platou Frithjof Platou	Director
/s/ Evangelos Macris Evangelos Macris	Director
/s/ Apostolos Kontoyannis Apostolos Kontoyannis	Director
/s/ Paul J. Cornell Paul J. Cornell	Director
/s/ Corbin J. Robertson, III Corbin J. Robertson, III	Director
/s/ Hans J. Mende Hans J. Mende	Director
/s/ Trevor Williams Trevor Williams	Director
/s/ Elefterios Papatrifon Elefteris Papatrifon	Chief Financial Officer
/s/ Christina Zitouni Christina Zitouni	Chief Accounting Officer

Authorized Representative

Pursuant to the requirement of the Securities Act of 1933, as amended, the undersigned, the duly undersigned representative in the United States of Excel Maritime Carriers Ltd., has signed this registration statement in Delaware, on September 29, 2008.

PUGLISI & ASSOCIATES

By: /s/ Donald J. Puglisi
Name: Donald J. Puglisi

SK 02545 0001 922579